Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

March 3, 2016

Among

Carmike Cinemas, Inc.,

AMC Entertainment Holdings, Inc.

and

Congress Merger Subsidiary, Inc.

i

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is dated as of March 3, 2016, among Carmike Cinemas, Inc., a Delaware corporation (the “Company”), AMC Entertainment Holdings, Inc., a Delaware corporation (“Parent”), and Congress Merger Subsidiary, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Subsidiary”).  The Company, Parent and Merger Subsidiary are sometimes hereinafter referred to individually as a “Party” and collectively as the “Parties”.

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Subsidiary have approved the execution of this Agreement and the transactions contemplated hereby and declared it advisable that the respective stockholders of the Company and Merger Subsidiary approve and adopt this Agreement pursuant to which, among other things, Parent will acquire the Company by means of a merger of Merger Subsidiary with and into the Company on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01.  Definitions.

(a)                                 As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement (i) in effect on the date hereof, or (ii) that contains provisions that are substantially comparable in the aggregate to those contained in the Confidentiality Agreement; provided that such confidentiality agreement may contain a less restrictive or no standstill restriction and, if entered into after the date hereof, shall not restrict the Company or its Representatives from complying with its disclosure obligations under Section 6.04 of this Agreement.

“Acquisition Proposal” means, other than with respect to the transactions contemplated by this Agreement or any other transaction involving Parent and the Company, any offer, proposal or indication of interest relating to (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Company and its Subsidiaries, assets of the Company and its Subsidiaries representing 20% or more of the consolidated net revenues or consolidated net income of the Company and its Subsidiaries, or 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a Third Party’s beneficially owning 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries, or (iii) a merger, consolidation, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person; provided, however, that with respect to Parent, Affiliate shall not include Parent’s controlling stockholder or any of its Affiliates (other than Parent or any of its Controlled Affiliates).

“Antitrust Action” means (i) any divestiture, license, hold separate (including by trust or otherwise) of any businesses or assets of any Party or its respective Affiliates, or (ii) any other commitment of any Party or any of its respective Affiliates to take any action that limits any freedom of action with respect to such Party or its Affiliates’ ability to retain, operate, manage, govern or influence any of their respective businesses or assets.

“Applicable Law” means, with respect to any Person, any federal, state, local or non-U.S. law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar legal requirement enacted, adopted or promulgated by a Governmental Authority that is binding upon or applicable to such Person, as amended, unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Circumstance” means any event, change, occurrence, condition, development, state of facts, or circumstance.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2015.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of September 30, 2015 and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2015.

“Company Balance Sheet Date” means September 30, 2015.

“Company Disclosure Letter” means the disclosure letter, dated the date hereof, regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Employee” means, at any specified time, a current or former employee of the Company or any of its Subsidiaries.

“Company Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) employment, severance, change in control, transaction bonus, retention or other similar agreement or plan, or (iii) other plan, agreement or arrangement providing for compensation, bonuses, equity or equity-based compensation or other forms of incentive or deferred compensation, fringe benefits, vacation or paid time off benefits perquisites, disability or sick leave benefits, supplemental unemployment benefits or post-employment or retirement benefits, in each case, (A) for the benefit of any Company Employee or current or former member of the Company’s Board of Directors and (B) (1) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its ERISA Affiliates or (2) with respect to which the Company might have any liability.

“Company Material Adverse Effect” means a material adverse effect on (i) the financial condition, business, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company and its Subsidiaries to consummate the transactions contemplated by this Agreement, in each case, excluding any effect resulting from any Circumstance involving, resulting from, relating to or with respect to (A) changes in GAAP or any other accounting requirements applicable to the industry in which the Company or any of its Subsidiaries operates, (B) financial, securities, debt or financing markets or general economic or political conditions, (C) the industry in which the Company or any of its Subsidiaries operate, (D) changes in Applicable Law of general applicability to companies in the industry in which the Company or any of its Subsidiaries operate, or any official interpretation thereof by a Governmental Authority, (E) acts or declarations of war or other armed hostilities, sabotage, terrorism (including cyber-terrorism or cyber-attacks) or natural disasters or weather-related events or conditions, (F) the execution and delivery of this Agreement or the announcement or consummation of the transactions contemplated by this Agreement or the identity of, or any facts or circumstances relating to, Parent, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers or other Third Parties by this Agreement, (G) any failure by the Company or any of its Subsidiaries to meet any internal or published estimates, budgets, projections, forecasts or predictions of financial performance for any period, including as a result of any failure of the Company or any of its Subsidiaries to realize the anticipated benefits of any business-related launch, initiative or roll-out (it being agreed that the underlying cause of any such failure described in this clause (G), unless expressly excluded by another clause of this definition, may be considered in determining whether or not a Company Material Adverse Effect has occurred), (H) any action taken (or omitted to be taken) at the written request, or with the written consent, of Parent or Merger Subsidiary, (I) the price and/or trading volume of the Company Stock on NASDAQ or any other market in which such securities are quoted for purchase and sale, (J) any action taken by Parent, the Company, any of their respective Subsidiaries or Affiliates, or any Wanda Group Party that is required, contemplated or permitted pursuant to this Agreement (including pursuant to Section 8.01), including any actions required under this Agreement to obtain any approval or authorization under antitrust, competition, trade regulation, or other Applicable Laws for the consummation of the Merger, or (K) any litigation, action, suit, proceeding or investigation made or brought by any of the stockholders of the Company (on their own behalf or on behalf of the Company) that assert allegations of a breach of fiduciary duty relating to this Agreement, violations of securities laws in connection with the Company Proxy Statement or otherwise arising out of any of the transactions contemplated by this Agreement; provided, in the case of clauses (A), (B), (C), (D)

and (E), such Circumstances may be taken into account in determining whether or not there has been a Company Material Adverse Effect to the extent such Circumstance has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate.

“Company Stock” means the common stock, $0.03 par value, of the Company.

“Company Stock Plans” means the Carmike 2004 Incentive Stock Plan and the Carmike 2014 Incentive Stock Plan.

“Compliant” means, with respect to the Required Financial Information, that (i) such Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Financial Information, taken as a whole, in light of the circumstances under which the statements contained in the Required Financial Information are made, not materially misleading, (ii) such Required Financial Information is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-X and Regulation S-K under the 1933 Act for offerings of debt securities on a registration statement on Form S-3 and (iii) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Financial Information.

“Confidentiality Agreement” means the confidentiality agreement, dated October 23, 2014, among the Company, Parent, Wanda America Investment Holding Co. Ltd. and Dalian Wanda Group Co., Ltd., as amended January 20, 2016.

“Control” or “Controlled” “ means, when used with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Debt Financing Documents” means the definitive credit documentation required to be executed and delivered as a condition to the consummation of the Financing to be provided pursuant to the Debt Commitment Letters, including:  all (i) credit agreements, loan documents, purchase agreements, underwriting agreements, indentures, debentures, notes, intercreditor agreements and security documents pursuant to which the Financing will be governed or otherwise contemplated by the Debt Commitment Letters, (ii) officer, secretary, solvency and perfection certificates, legal opinions, and resolutions contemplated by the Debt Commitment Letters, and (iii) agreements, documents or certificates that facilitate the creation of Liens securing the Financing as required by the Debt Commitment Letters.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Environment” means the air (including ambient or indoor air), soil, sediments, water (including surface waters, groundwater, streams, and water in drains), land (including surface or subsurface), plant or animal life, or natural resources.

“Environmental Laws” means Applicable Law, or any agreement with any Governmental Authority, pertaining to, regulating, relating to, or imposing liability, standards or obligations of conduct concerning (i) pollution or protection of human health or the Environment or (ii) generation, handling, treatment, storage, disposal, transportation, manufacture, processing, distribution, use, threatened Release, or Release of Hazardous Substances.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals, grants, registrations, exemptions, exceptions, variances, and other similar authorizations of Governmental Authorities relating to or required by an Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with the first entity, would be treated as a single employer under Section 414 of the Code.

“Executive Officer” has the meaning specified in Rule 3b-7 under the 1934 Act.

“Existing Credit Facility” means that certain Credit Agreement, dated as of April 30, 2013, by and among the Parent, the lenders and issuers thereto, Citicorp North America, Inc., as agent, and the other agents and arrangers party thereto, as amended by that certain First Amendment to Credit Agreement, dated as of December 11, 2015, and all Loan Documents (as defined therein) related thereto.

“Financing Sources” means the financial institutions party to the Debt Commitment Letters, including, to the extent permitted under Section 8.03(a), the parties to any joinder agreements or amendments entered into in connection therewith, and the former, current and future equity holders, controlling persons, directors, officers, employees, agents, Subsidiaries, members, managers, general or limited partners or assignees of such lenders (and alternative debt financing sources) and/or their respective Subsidiaries, successors and assigns.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any substance, pollutant, contaminant, material, waste, or chemical that is (i) regulated pursuant to any Environmental Law, (ii) defined or treated under any Environmental Law as a “pollutant,” “contaminant,” “hazardous constituent,” “solid waste,” “toxic substance,” “special waste,” “toxic waste,” “hazardous substance,” “hazardous waste,” “hazardous material,” or (iii) asbestos or asbestos containing materials, lead, polychlorinated biphenyls, petroleum or petroleum products, urea formaldehyde foam insulation, and radon gas.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means all (i) trademarks, service marks, trade names, domain names,  know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary brand names, logos, corporate names, certification marks, trade dress, and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (ii) inventions and discoveries, whether patentable or not, in any jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continuations-in-part and renewal applications), and any renewals, reexaminations, extensions or reissues thereof, in any jurisdiction, (iii) copyrightable works of authorship, mask works and any and all copyright rights, whether registered or not (including such rights in software); and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof, (iv) Trade Secrets, (v) moral rights, database rights, shop rights, design rights, industrial property rights, publicity rights and privacy rights and (vi) any similar proprietary rights.

“Intervening Event” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that was not known to the Board of Directors of the Company on the date of this Agreement (or, if known, the consequences of which were not known to the Board of Directors of the Company as of the date of this Agreement), which event, change, effect, development, state of facts, condition, circumstance or occurrence (or the consequences thereof) becomes known to the Board of Directors of the Company before receipt of the Company Stockholder Approval; provided that in no event will the receipt, existence of, or terms of any Acquisition Proposal, or any inquiry relating thereto, constitute an Intervening Event.

“IT Assets” means computers, computer software, firmware (including software delivered on a cloud computing or software as a service basis), middleware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines, and all other information technology infrastructure and equipment, and all associated Trade Secrets documentation, owned, licensed or leased by the Company or its Subsidiaries for information technology operations (excluding any public networks and any and all cinema video projection or display systems, cinema sound systems and cinema motion seating systems).

“knowledge” means (i) with respect to the Company, the actual knowledge after reasonable inquiry of the individuals listed on Section 1.01(a) of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge after reasonable inquiry of the individuals listed on Section 1.01(a) of the Parent Disclosure Letter.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other similar adverse claim in respect of such property or asset.

“Marketing Period” means the first period of (x) prior to the date of delivery of the Required Financial Information with respect to the fiscal quarter ending September 30, 2016, at least fifteen (15) consecutive Business Days after the date of this Agreement or (y) on or after such date of delivery, at least eight (8) consecutive Business Days after the date of this Agreement, (i) commencing on the first Business Day after Parent has received the Required Financial Information in Compliant form; provided, that if the Company shall in good faith reasonably believe it has provided the Required Financial Information the Company may deliver to Parent a written notice to that effect, in which case the Company shall be deemed to have complied with clause (i) above unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Financial Information and, within three (3) Business

Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Financial Information that the Company has not delivered), and (ii) throughout which nothing has occurred and no condition exists that has caused the conditions set forth in Section 9.02(a) or (b) (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions at Closing) to fail to be satisfied, in each case, assuming the Closing were to be scheduled for any time during such period; provided, however, that (i) for purposes of calculating such period, July 4, 2016, November 24, 2016 and November 25, 2016 shall be disregarded as Business Days, (ii) to the extent such period has not been completed on or prior to August 23, 2016, such period shall not be deemed to have commenced prior to September 5, 2016 and (iii) to the extent such period has not been completed on or prior to December 20, 2016, such period shall not be deemed to have commenced prior to January 2, 2017 and the Marketing Period shall end on the date the Financing is consummated if such date is prior to the end of an applicable period. Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced if, during or prior to the completion of such period (a) Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any audited financial statements in the Company Financial Statements, in which case the Marketing Period shall not be able to commence until a new audit opinion is issued with respect to the audited financial statements in the Company Financial Statements for the applicable periods by Deloitte & Touche LLP or another independent public accounting firm reasonably acceptable to Parent, (b) the Company indicates its intent to restate any financial statements or other financial information included in the Required Financial Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended or the Company has provided written notice to Parent or otherwise publicly announced that it has concluded that no restatement shall be required, and the requirements in clauses (a) and (b) above would be satisfied throughout and on the last day of such period or (c) the Required Financial Information is not Compliant throughout and on the last day of such period (it being understood, for the avoidance of doubt, that if at any time during the Marketing Period the Required Financial Information provided on the first day of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have commenced).

“MOFCOM” means the Ministry of Commerce of the PRC as well as its local counterpart in Dalian, Liaoning province of the PRC.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“NASDAQ” means the NASDAQ Global Market.

“NDRC” means the National Development and Reform Commission of the PRC as well as its local counterpart in Dalian, Liaoning province of the PRC.

“NYSE” means the New York Stock Exchange.

“Parent Class A Common Stock” means the class A common stock, $0.01 par value, of Parent.

“Parent Class B Common Stock” means the class B common stock, $0.01 par value, of Parent.

“Parent Disclosure Letter” means the disclosure letter, dated the date hereof, regarding this Agreement that has been provided by Parent to the Company.

“Parent Employee” means, a current employee of Parent or any of its Subsidiaries.

“Parent Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) employment, severance, change in control, transaction bonus, retention or other similar agreement or plan, or (iii) other plan, agreement or arrangement providing for compensation, bonuses, equity or equity-based compensation or other forms of incentive or deferred compensation, fringe benefits, vacation or paid time off benefits perquisites, disability or sick leave benefits, supplemental unemployment benefits or post-employment or retirement benefits, in each case, (A) for the benefit of any Parent Employee and (B)(1) that is sponsored, maintained, administered, contributed to or entered into by Parent or any of its ERISA Affiliates or (2) with respect to which Parent might have any liability.

“Parent Material Adverse Effect” means a material adverse effect on the ability of Parent and its Subsidiaries to consummate the transactions contemplated by this Agreement.

“Parent SEC Documents” means all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by Parent to the SEC since January 1, 2014, together with any exhibits and schedules thereto and other information incorporated therein.

“Permitted Lien” means (i) any Lien for Taxes or other governmental charges or assessments not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (ii) mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary course of business consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (iii) Liens imposed or promulgated by Applicable Law or any Governmental Authority with respect to real property, including zoning, building or similar restrictions, excluding any Liens created by or on account of the violation of any of the foregoing, (iv) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (v) utility easements, minor encroachments, rights of way, imperfections in title, charges, easements, rights of way (whether recorded or unrecorded), restrictions, declarations, covenants, conditions, defects and other Liens that do not individually or in the aggregate materially interfere with the present occupancy or use of the respective Company Owned Real Property or Leased Real Property or otherwise materially impair the business operations of the Company and its

Subsidiaries, (vi) matters disclosed by any existing title insurance policies or title reports, when copies of the same have been made available to Parent, (vii) non-exclusive licenses granted by the Company or any of its Subsidiaries in the ordinary course of business for Intellectual Property owned by the Company or any of its Subsidiaries, (viii) any other mortgage, lien, pledge, charge, security interest, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset that does not materially interfere with the Company’s use of such asset in the ordinary course of business, and (ix) Liens set forth on Section 1.01(b) of the Company Disclosure Letter.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“PRC” means the People’s Republic of China, excluding Hong Kong, Macau and Taiwan.

“Previously Disclosed by Parent” means disclosed by Parent in the Parent Disclosure Letter.

“Previously Disclosed by the Company” means disclosed by the Company (i) in the Company Disclosure Letter, or (ii) prior to the execution of this Agreement in the Company SEC Documents.

“Proscribed Theatres” means those theatres set forth on Section 1.01(c) of the Company Disclosure Letter.

“Regulatory Material Adverse Effect” means any divestiture, license or hold separate of:

(i)                                     any theatres of the Company, Parent or any of their respective Affiliates required by any Governmental Authority pursuant to Section 8.01(e) that would result in the loss of adjusted theatre-level cash flows (determined in accordance with the financial information provided by the Parties on or prior to the date hereof) for the twelve months ended December 31, 2015 in excess of Twenty-Five Million Dollars ($25,000,000) in the aggregate (the “Theatre Asset Threshold”); provided that the sale of any Proscribed Theatres shall not be counted towards the Theatre Asset Threshold for purposes of determining the occurrence of any Regulatory Material Adverse Effect; provided, further, that, if, in any geographic area, region, or market, any Governmental Authority, pursuant to Section 8.01(e), provides Parent with the ability to select among the theatres of the Company and its Affiliates or Parent and its Affiliates, respectively, to be divested, licensed or held separate, then the theatre with the lowest adjusted theatre-level cash flow (determined in accordance with this clause (i)) in such geographic area, region, or market, shall be deemed to have been divested, licensed, or held separate for purposes of determining the occurrence of any Regulatory Material Adverse Effect due to the divestiture, license or hold separate of theatres in excess of the Theatre Asset Threshold; provided, further, that if Parent or its Affiliates acquire any theatre following the date of this Agreement (a “Newly Acquired Theatre”), then the adjusted theatre-level cash flow of (A) such Newly Acquired Theatre, or (B) any other theatre of the Company, Parent, or their respective Affiliates in the geographic area, region, or market of such Newly Acquired Theatre that is required to be divested, licensed, or held separate shall not be counted towards the Theatre Asset Threshold for purposes of determining the occurrence of any Regulatory Material Adverse Effect if such requirement to divest, license or hold separate is reasonably related to such acquisition of a Newly Acquired Theatre, or

(ii)                                  any non-theatre assets of the Company, Parent, or any of their respective Affiliates required by any Governmental Authority pursuant to Section 8.01(e) with an aggregate net book value (determined by reference to the most recent financial statements set forth in the Company SEC Documents or Parent SEC Documents, as applicable, prior to the date hereof) in excess of Twenty Million Dollars ($20,000,000); provided that if any Governmental Authority, pursuant to Section 8.01(e), provides Parent with the ability to select among non-theatre assets owned by the Company and its Affiliates or Parent and its Affiliates, respectively, to be divested, licensed or held separate, then for each selection of non-theatre assets permitted by the Governmental Authority, the non-theatre assets with the lowest net book value shall be deemed to have been divested, licensed or held separate for purposes of determining the occurrence of any Regulatory Material Adverse Effect.

“Release” means any release, spill, leak, emission, deposit, pumping, pouring, emptying, discharging, injecting, escaping, leaching, disposing, dumping, dispersion or migration of Hazardous Substances into, under, above, onto or from the Environment.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, Affiliates, investment bankers, attorneys, accountants and other advisors or representatives.

“Required Financial Information” means (i) all financial and other information regarding the Company and its Subsidiaries to the extent required under the Debt Commitment Letters in order for Parent to complete and deliver (A) a customary confidential information memorandum (other than the portions thereof customarily provided by financing or other sources) to syndicate the Financing under the Debt Commitment Letters and (B) a customary offering document relating to an offering of high-yield debt securities under Rule 144A of the 1933 Act (other than the portions thereof customarily provided by investment banks or their counsel) and (ii) all financial and other information of the Company and its Subsidiaries required by paragraphs 4, 5 and 6 of Exhibit D to the Debt Commitment Letters; in each case of the foregoing subclauses (i) and (ii), provided that, for the avoidance of doubt, the Company’s obligations with respect to information related to post-Closing pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any pro forma financial information or projections shall be limited to providing Parent with the information regarding the Company and its Subsidiaries that is (x) reasonably necessary in order for Parent to produce such pro forma financial information or projections and (y) requested by Parent in writing no later than ten (10) Business Days prior to the filing by the Company of the relevant financial statements on Form 10-K and Form 10-Q.

“SAFE” means the State Administration of Foreign Exchange of the PRC as well as its applicable local counterpart.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Superior Proposal” means a bona fide, written Acquisition Proposal for at least a majority of the outstanding shares of Company Stock or more than 50% of the consolidated assets of the Company and its Subsidiaries (or assets of the Company and its Subsidiaries representing more than 50% of the consolidated net revenues or consolidated net income of the Company and its Subsidiaries) that the Board of Directors of the Company determines in good faith, after considering the advice of its outside counsel and a financial advisor of nationally recognized reputation, (i) is reasonably likely to be consummated in accordance with its terms, and (ii) taking into account all relevant factors (including the legal, financial and regulatory aspects of the proposal and the party making the proposal), if consummated, would result in a transaction that is more favorable to the Company’s stockholders from a financial point of view than as provided hereunder (including any revisions to the terms of this Agreement contemplated by Section 6.04(f)).

“Tax” means (i) any tax or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee and (ii) in the case of any Person, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any Tax Sharing Agreement, as a result of which liability of such Person to a Taxing Authority is determined or taken into account with reference to the activities of any other Person.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) legally binding on a Person that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent, the Merger Subsidiary or the Company, and their respective Affiliates.

“Trade Secrets” means trade secrets and other proprietary and confidential information that provides the Company or any of its Subsidiaries with a competitive advantage and is maintained in confidence, including know how, and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

“Ultimate Parent Entity” has the meaning set forth in 16 Code of Federal Regulations 801.1(a)(3).

“Wanda Group Parties” means Beijing Wanda Culture Industry Group Co., Ltd. and its Controlled Affiliates.

(b)           Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	6.04
Agreement	Preamble
Alternative Acquisition Agreement	6.04
Antitrust Laws	8.01
Approvals	8.01
Bankruptcy and Equity Exception	4.02
Certificate	2.02
Closing	2.01
Closing Date	2.01
Collective Bargaining Agreement	4.20
Company	Preamble
Company Board Recommendation	4.02
Company Financial Statements	4.08
Company Material Contract	4.22
Company Owned Real Property	4.14
Company Performance Shares	2.05
Company Permits	4.12
Company Preferred Shares	4.05
Company Proxy Statement	4.09
Company Restricted Shares	2.05
Company Restricted Stock Units	2.05
Company SEC Documents	4.07
Company Securities	4.05
Company Stock Option	2.05
Company Stockholder Approval	4.02
Company Stockholder Meeting	6.02
Company Subsidiary Securities	4.06
Compensation Committee	7.05
Continuing Employee	7.05
D&O Insurance	7.04
Debt Commitment Letters	5.10
Dissenting Shares	2.04
DOJ	8.01
Effective Time	2.01
e-mail	11.01

Term	Section
End Date	10.01
ESPP	2.05
Exchange Agent	2.03
Exchange Fund	2.03
Executive Plan	7.05
Fee Letters	5.10
Financing	5.10
FTC	8.01
Improvements	4.14
Indemnified Person	7.04
Insurance Policies	4.25
internal controls	4.07
Intervening Event Notice	6.04
Intervening Negotiation Period	6.04
Inventories	4.23
Leased Real Property	4.14
Lenders	5.10
Merger	2.01
Merger Consideration	2.02
Merger Subsidiary	Preamble
Negotiation Period	6.04
Newly Acquired Theatre	1.01
Option Exercise Period	2.05
Order	8.01
Parent	Preamble
Parties	Preamble
Party	Preamble
Personal Data	4.17
Proceeding	7.04
Process Agent	11.08
Real Property Leases	4.14
Regulatory Termination Fee	11.04
Solvent	5.11
Substitute Financing	8.03
Superior Proposal Notice	6.04
Surviving Corporation	2.01
Tail Cap	7.04
Taxing Authority	1.01
Termination Fee	11.04
Theatre Asset Threshold	1.01
Uncertificated Shares	2.02
Underwater Option	2.05
WARN Act	4.20

Section 1.02.  Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this

Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits, and Schedules are to Articles, Sections, Exhibits, and Schedules of this Agreement unless otherwise specified.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any statute shall be deemed to refer to such statute as amended from time to time on or prior to the Effective Time and to any rules or regulations promulgated thereunder on or prior to the Effective Time.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. If the last day of any time period under this Agreement is a non-Business Day, the period in question shall end on the next succeeding Business Day.

ARTICLE 2

THE MERGER

Section 2.01.  The Merger.

(a)           At the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b)           Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in Atlanta, Georgia at the offices of King & Spalding LLP, 1180 Peachtree Street NE, Atlanta, Georgia 30309, as soon as possible after, but in any event no later than two (2) Business Days after, the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the Party or Parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree in writing; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article 9 (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at such time), the Closing shall instead occur on the earlier to occur of (a) a date during the Marketing Period specified by Parent on not less than two (2) Business Days’ written notice to the Company and (b) the second Business Day immediately following the last day of the Marketing Period (subject, in each case, to the satisfaction or waiver of all of the conditions set forth in Article 9 for the Closing as of the date determined pursuant to this proviso (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at such time)).  The date upon which the Closing occurs is referred to herein as the “Closing Date”.

(c)           At the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger.  The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be agreed to by the Parties and specified in the certificate of merger).

(d)           From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

Section 2.02.  Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Subsidiary, the Company or the holders of any shares of Company Stock or any shares of capital stock of Parent or any membership interests of Merger Subsidiary:

(a)           Except as otherwise provided in Section 2.02(b) or Section 2.04, each share of Company Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive Thirty Dollars ($30.00) in cash, without interest (such per share amount, the “Merger Consideration”).

(b)           Each share of Company Stock held by the Company or owned by Parent, Merger Subsidiary or any of their respective Subsidiaries immediately prior to the Effective Time shall be canceled and shall cease to exist, and no payment shall be made with respect thereto.

(c)           Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d)           All of the shares of Company Stock converted into the right to receive the Merger Consideration pursuant to this Article 2 shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Effective Time, and, subject to Section 2.03, each certificate previously representing any such shares of Company Stock (each a “Certificate”) or uncertificated shares of Company Stock (the “Uncertificated Shares”) shall thereafter represent only the right to receive the Merger Consideration.

Section 2.03.  Surrender and Payment.

(a)           At or prior to the Effective Time, Parent shall make available to the Person authorized to act as exchange agent in connection with the transactions contemplated by this Agreement, which Person shall be selected by Parent and be reasonably acceptable to the Company (the “Exchange Agent”), pursuant to any agreement reasonably acceptable to Parent and the Company entered into prior to the Effective Time, immediately available funds equal to the aggregate Merger Consideration (such cash, collectively being referred to as the “Exchange Fund”).  Such cash funds may be invested by the Exchange Agent as directed by Parent; provided that (i) no such investment or losses thereon shall affect the Merger Consideration or other amounts payable hereunder, (ii) if, for any reason (including if Dissenting Shares cease to be Dissenting Shares), the cash in the Exchange Fund becomes insufficient to make the payments contemplated by this Article 2, then Parent shall promptly provide additional cash to the Exchange Agent for the benefit of the former stockholders of the Company sufficient to make the payments contemplated by this Article 2 and (iii) such investments shall only be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively.  Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs.

(b)           Promptly after the Effective Time (but not later than three (3) Business Days thereafter), Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or transfer of the Uncertificated Shares to the Exchange Agent) and shall be in such form and have such other or different provisions as Parent shall reasonably designate for use in such exchange.  Upon proper surrender of the Certificates for exchange (or affidavits of loss in lieu thereof) and cancellation or transfer of the Uncertificated Shares to the Exchange Agent, together with such properly completed letter of transmittal, the holder of such Certificates or Uncertificated Shares shall be entitled to receive in exchange therefor a check representing an amount equal to the product of (i) the number of shares of Company Stock represented by such Certificate or Uncertificated Shares multiplied by (ii) the Merger Consideration (rounded up to the nearest whole cent).  Until so surrendered, each Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration.  The Parent, the Company and the Exchange Agent may agree on transfer procedures in addition to or different from the procedures set forth above in order to effect the transfer and conversion of the Company Stock in accordance with this Agreement.

(c)           If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred, accompanied by all documents reasonably required to evidence and effect such transfer, and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)           The Merger Consideration paid in accordance with the terms of this Article 2 upon conversion of any shares of the Company Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of the Company Stock.  From and after the Effective Time, subject to Delaware Law in the case of Dissenting Shares, all holders of Certificates and Uncertificated Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Uncertificated Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Uncertificated Share in accordance with this Article 2.  After the Effective Time, there shall be no further registration of transfers of shares of Company Stock.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e)           Any portion of the Exchange Fund that remains unclaimed by the former holders of shares of Company Stock as of the one year anniversary of the Effective Time shall be returned to Parent, upon demand.  Any former stockholders of the Company who have not theretofore complied with this Article 2 shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Applicable Laws), as general creditors thereof, for payment of the Merger Consideration in respect of each share of Company Stock as such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.  Notwithstanding the foregoing, none of Parent, Merger Subsidiary, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.  Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration to be paid in accordance with this Article 2 that remains undistributed to any former holder of Company Stock, as of immediately prior to the date on which the Merger Consideration that would otherwise escheat to or become the property of any Governmental Authority, shall, to the extent permitted by Applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.04.  Dissenting Shares.  Notwithstanding Section 2.02, shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing with respect to such shares and who has demanded appraisal for such shares in accordance with Delaware Law (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration.  At the Effective Time, all Dissenting Shares shall be cancelled and cease to exist, and the holders of Dissenting Shares shall only be entitled to the rights granted to them pursuant to Delaware Law.  If, after the Effective Time, such holder fails to perfect or effectively withdraws or otherwise loses the right to appraisal with respect to such shares, in any case pursuant to Delaware Law, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration.  The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands.  Except with the prior written consent of Parent or as required by Applicable Law, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.05.  Company Equity and Equity-Based Awards.

(a)           At least seven days prior to the Effective Time, each option to purchase shares of Company Stock that is then-outstanding under the Company Stock Plans (each, a “Company Stock Option”), whether or not vested or exercisable, shall, contingent upon consummation of the Merger, (i) become 100% vested and (ii) be exercisable at any time during the seven day period prior to the Effective Time (the “Option Exercise Period”), reasonable notice of which shall be provided by the Company.  Each share of Company Stock received in connection with the exercise of Company Stock Options will be entitled to receive the Merger Consideration pursuant to Section 2.02.  To the extent not exercised within the Option Exercise Period, each outstanding Company Stock Option shall, at the Effective Time, be canceled, automatically and without any action on behalf of the holder thereof, and the Company shall pay each holder of such canceled Company Stock Option an amount in cash (less any applicable Tax withholding), determined by multiplying (x) the excess, if any, of the Merger Consideration over the exercise price per share of Company Stock subject to such Company Stock Option by (y) the number of shares of Company Stock subject to such Company Stock Option; provided that if the per share exercise price payable with respect to a Company Stock Option exceeds the Merger Consideration (an “Underwater Option”), then such Underwater Option shall be canceled without payment of any consideration with respect thereto.

(b)           Immediately prior to the Effective Time, each share of restricted stock that is then outstanding under the Company Stock Plans (each, an award of “Company Restricted Shares”), whether or not vested, shall, contingent upon consummation of the Merger, become 100% vested and all outstanding issuance and forfeiture conditions shall be deemed 100% satisfied, and the holders of such shares shall be entitled to receive the Merger Consideration pursuant to Section 2.02.

(c)           Immediately prior to the Effective Time, each award of restricted stock units that is then outstanding under the Company Stock Plans (each, an award of “Company Restricted Stock Units”), whether or not vested, shall, contingent upon consummation of the Merger, become 100% vested and all outstanding issuance and forfeiture conditions shall be deemed 100% satisfied, and the Company shall with respect to the holder of any such Company Restricted Stock Units (i) issue the number of shares of Company Stock underlying such Company Restricted Stock Units, which shares shall be entitled to receive the Merger Consideration pursuant to Section 2.02, and (ii) pay in cash all dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to the number of shares of Company Stock underlying such Company Restricted Stock Units.

(d)           Immediately prior to the Effective Time, each award of performance shares that is then outstanding under the Company Stock Plans (each, an award of “Company Performance Shares”), whether or not vested, or whether or not performance criteria have been achieved, shall, contingent upon consummation of the Merger, become 100% vested and all outstanding issuance and forfeiture conditions shall be deemed 100% satisfied with respect to (i) the actual number of shares of Company Stock earned for each performance period completed prior to the Effective Time, as determined by the Company prior to the Effective Time in accordance with the terms of the applicable award agreements and the Company Stock Plans in existence as of the date hereof, and (ii) the number of shares of Company Stock equal to the specified number of target shares for any performance period during which the Effective Time occurs and for each succeeding performance period covered by such Company Performance Shares, and the holders of such shares shall be entitled to receive the Merger Consideration pursuant to Section 2.02.

(e)           The Company shall terminate the Company Stock Plans immediately as of the Effective Time, and following the Effective Time, no participant in any Company Stock Plan shall have any right under any such Company Stock Plan other than the right to receive the awards or payments in accordance with the terms of this Section 2.05.  Prior to the Effective Time, the Company shall take all actions necessary to obtain any consents and make any amendments to the terms of any outstanding awards under the Company Stock Plans as may be necessary to give effect to the transactions contemplated by this Section 2.05.  The Company will take steps necessary to arrange for all required Tax withholdings with respect to the Company Restricted Shares, Company Restricted Stock Units, and Company Performance Shares.  The Company shall ensure that, as of immediately following the Effective Time, no holder of a Company Stock Option, Company Restricted Shares, Company Restricted Stock Units or Company Performance Shares (or former holder or a participant in any Company Stock Plan) shall have any rights thereunder to acquire, or other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their Subsidiaries, or any other equity interest therein, except for the right to receive the Merger Consideration described in this Section 2.05.  All payments under this Section 2.05 shall be made at or as soon as practicable after the Effective Time, pursuant to the Company’s ordinary payroll practices, and shall be subject to any applicable withholding.

(f)            The Company shall take all of the following actions (including adoption of any required amendments) with respect to the Carmike Employee Stock Purchase Plan (the “ESPP”): (i) unless otherwise agreed between the Parties, suspend the ESPP effective no later than after the close of business on March 31, 2016, so that no purchases of Company Stock shall be permitted with respect to purchase periods commencing on or after April 1, 2016 and (ii) terminate the ESPP immediately as of the Effective Time so that no further purchase rights shall accrue after the Effective Time.  All ESPP participants will automatically receive their accrued purchase rights under the ESPP upon the termination of the ESPP.

Section 2.06.  Withholding Rights.  The Exchange Agent (or the Company, if necessary pursuant to Section 2.05) (or, subsequent to the one year anniversary of the Effective Time, Parent or the Surviving Corporation) shall be entitled to deduct and withhold from the Merger Consideration and any other cash amounts otherwise payable pursuant to this Agreement, such amounts as the Exchange Agent, the Company, or Parent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment.  To the extent the amounts are so withheld by the Exchange Agent, the Company, Parent, or the Surviving Corporation, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 2.07.  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, Parent or the Exchange Agent, the posting by such Person of a bond, in such amount as the Surviving Corporation, Parent or the Exchange Agent may determine is reasonably necessary, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent (or if subsequent to the termination of the Exchange Fund and subject to Section 2.03(e), Parent) will pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01.  Governing Documents.  At the Effective Time, the certificate of incorporation and bylaws of the Company shall be amended and restated in their entirety to read as set forth in Exhibits A and B, and, as so amended, shall be the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter amended, subject to Section 7.04, in accordance with Delaware Law and the applicable provisions of such certificate of incorporation and bylaws.

Section 3.02.  Directors and Officers.

(a)           The Parties shall take all actions necessary so that the directors of Merger Subsidiary immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected and qualified or until their earlier death, resignation, or removal in accordance with the bylaws of the Surviving Corporation.

(b)           Except as otherwise determined by Parent prior to the Effective Time, the officers of Merger Subsidiary immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except as Previously Disclosed by the Company, the Company represents and warrants to Parent that:

Section 4.01.  Corporate Existence and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to carry on its business as now conducted, except for any failure to be so organized, existing and in good standing as, and to have corporate power and authority the absence of which, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.02.  Corporate Authorization.

(a)           Assuming the accuracy and completeness of the representation and warranty in Section 5.12, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate power and authority and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company.  Assuming the accuracy and completeness of the representation and warranty in Section 5.12, the affirmative vote of the holders of a majority of the outstanding shares of Company Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”).  Assuming the accuracy and completeness of the representation and warranty in Section 5.12, subject to the receipt of the Company Stockholder Approval, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)           The Company’s Board of Directors has unanimously (i) determined that this Agreement and the transactions contemplated hereby are in the best interests of the Company’s stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby in accordance with the requirements of Delaware Law and (iii) resolved, subject to Section 6.04, to recommend approval and adoption of this Agreement by its stockholders (such recommendation, the “Company Board Recommendation”).

Section 4.03.  Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing by the Company with, any Governmental Authority other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and of laws analogous to the HSR Act existing in foreign jurisdictions, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities laws and the rules and regulations of NASDAQ and (d) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any of its Affiliates has any interests in any entities, has any material assets or derives any material revenue from outside the United States.

Section 4.04. Non-contravention .  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 4.03, and the accuracy and completeness of the representation and warranty in Section 5.12, contravene, conflict with or result in a violation or breach of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any agreement or other instrument binding upon the Company or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05.Capitalization.

(a)           The authorized capital stock of the Company consists of (i) 52,500,000 shares of Company Stock and (ii) 1,000,000 shares of preferred stock, par value One Dollar ($1.00) per share (“Company Preferred Shares”).  As of March 2, 2016, there were outstanding: (i) 24,548,635 shares of Company Stock (excluding Company Restricted Shares), (ii) no Company Preferred Shares, (iii) Company Stock Options to purchase an aggregate of 623,334 shares of Company Stock, (iv) 1,750 Company Restricted Shares, (v) 178,965 Company Performance Shares and (vi) 77,503 Company Restricted Stock Units.  All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any grant of Company Stock Options, Company Restricted Shares, Company Performance Shares, or Company Restricted Stock Units will be, duly authorized and validly issued and fully paid.

(b)           Except (i) as set forth in Section 4.05(a) of this Agreement, (ii) for changes since March 2, 2016 resulting from the issuance of shares of Company Stock pursuant to the ESPP or the exercise or settlement of Company Stock Options, Company Restricted Shares, Company Performance Shares or Company Restricted Stock Units set forth on the Company Disclosure Letter or issued in accordance with Section 6.01, and (iii) for the issuance of any Company Stock Options, Company Restricted Shares, Company Performance Shares or Company Restricted Stock Units issued in accordance with Section 6.01, there are no issued, reserved for issuance or outstanding (A) shares of capital stock or other voting securities or ownership interests in the Company, (B) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (C) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, or (D) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights, in each case issued by the Company, that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (A) through (D) being referred to collectively as the “Company Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.

(c)           None of the Company Securities are owned by any Subsidiary of the Company.

Section 4.06.  Subsidiaries.

(a)           Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, and has all organizational power and authority required to carry on its business as now conducted, except for any failure to be so organized, existing and in good standing as, and to have power and authority as, the absence of which, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  All material Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 10-K.

(b)           All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any material Lien.  As of March 2, 2016, there were no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights, in each case issued by the Company or any Subsidiary, that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

Section 4.07.  SEC Filings.

(a)           The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2014 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)           As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c)           As of their respective filing dates (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), except as may have been corrected by any subsequent filing prior to the date hereof, the Company SEC Documents filed pursuant to the 1934 Act did not, and the Company SEC Documents filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)           As of the date hereof, there are no outstanding or unresolved comments received from the SEC with respect to the Company SEC Documents.  To the Company’s knowledge, as of the date hereof, none of the Company SEC Documents are the subject of any ongoing SEC review or investigation.

(e)           Except as may have been corrected by any subsequent filing, each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(f)            The Company has complied in all material respects with (i) all current listing and corporate governance rules and regulations of the NASDAQ and (ii) all rules, regulations and requirements of the Sarbanes-Oxley Act.

(g)           The Company maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the 1934 Act.  Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by the Company is made known to the Company’s principal executive officer and principal financial officer by others within the Company.  Such disclosure controls and procedures are reasonably effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the 1934 Act.  For the purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(h)           Since January 1, 2014, the Company, under the supervision of its principal executive officer and principal financial officer, has established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable under the 1934 Act) (“internal controls”).  Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP.  The Company has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to the Company’s auditors and audit committee of the Company’s Board of Directors (x) all “significant deficiencies” and “material weaknesses” (as such terms are defined by the Public Company Accounting Oversight Board) in the design or operation of internal controls which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.  The Company has made available to Parent prior to the date of this Agreement a summary of any such disclosure made by management to the Company’s auditors and audit committee of the Company’s Board of Directors since January 1, 2014.

(i)            There are no outstanding loans or other extensions of credit including in the form of a personal loan (within the meaning of Section 402 of the Sarbanes-Oxley Act) made by the Company to any Executive Officer or director of the Company.  The Company has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act since January 1, 2014.

(j)            Since January 1, 2014, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and the statements contained in any such certifications were, or will be, when made complete and correct.

(k)           Since January 1, 2014, no Executive Officer or director of the Company has received from any former or current auditor, accountant, consultant or representative of the Company or any Governmental Authority, written notice of, any material complaint or allegation, whether written or oral, that the Company has engaged in material improper accounting practices.  No attorney representing the Company has reported to the current Board of Directors of the Company or any committee thereof or to any current director or Executive Officer of the Company evidence of a material violation of United States or other securities laws or material breach of fiduciary duty by the Company or any of its officers or directors.

(l)            To the Company’s knowledge, no employee of the Company is providing, or since January 1, 2014 has provided, information to any law enforcement agency regarding any conduct which the employee reasonably believes constitutes a violation of, nor filed, caused to be filed, testified, participated in, or otherwise assisted in a proceeding relating to an alleged material violation of, chapter 63 of title 18, United States Code, sections 1341, 1343, 1344, or 1348, any rule or regulation of the SEC, or any provision of Federal law relating to fraud against shareholders as described in Section 806 of the Sarbanes-Oxley Act by the Company.

(m)          Except for such items that are of the type to be set forth in the notes to the consolidated financial statements of the Company, the Company is not a party to any off-balance sheet contract or other “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K of the SEC), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company SEC Documents.

Section 4.08.  Financial Statements.  The consolidated financial statements (including all related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Documents (the “Company Financial Statements”) (i) fairly present in all material respects the consolidated financial position of the Company, as of the respective dates thereof, and the consolidated results of its operations and its consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) have been prepared from and are in accordance with, in all material respects, the books and records of the Company and its Subsidiaries.  The books and records of the Company have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.  As of the date hereof, Deloitte & Touche LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Section 4.09.  Disclosure Documents.  The proxy statement of the Company to be filed with the SEC in connection with the Merger (as it may be amended, supplemented or modified, the “Company Proxy Statement”) will comply as to form in all material respects with the applicable requirements of the 1934 Act.  The Company Proxy Statement, at the date of mailing to the Company’s stockholders and at the date of the Company Stockholder Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Company Proxy Statement based upon information supplied by Parent, its Subsidiaries or any of their Representatives specifically for use or incorporation by reference therein.

Section 4.10.  Absence of Certain Changes.  Since the Company Balance Sheet Date until the date hereof, there has not been any Circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Since the Company Balance Sheet Date (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices in all material respects and (b) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Sections 6.01(a), 6.01(b), 6.01(c) or 6.01(d).

Section 4.11.  No Undisclosed Material Liabilities.  There are no liabilities or obligations of the Company or any of its Subsidiaries, of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in connection with the transactions contemplated by this Agreement, (c) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (d) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date, and (e) liabilities or obligations not required under GAAP to be disclosed and provided for in a consolidated balance sheet of the Company.

Section 4.12.  Compliance with Laws.  Except with respect to matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company (a) is in compliance with, and since January 1, 2014 has been in compliance with, all Applicable Laws, (b) has not received written notice of any violation of Applicable Laws since January 1, 2014, and (c) is not subject to a pending, or to the knowledge of the Company, threatened investigation by any Governmental Authority with respect to a violation of Applicable Laws.  The Company holds all material federal, state and local governmental licenses, franchises, grants, registrations, clearances, authorizations, permits, consents, certifications, approvals, variances, exemptions and orders necessary for the Company to own, lease, and operate its properties and assets, and to carry on its business as now conducted (the “Company Permits”), except for those the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company is and has been in compliance with the terms of the Company Permits, except for failures to comply or violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  For the avoidance of doubt, for purposes of this Section 4.12, the term “Applicable Laws” shall include the Americans with Disabilities Act and Section 504 of the Rehabilitation Act of 1973.

Section 4.13.  Litigation.  There is no Proceeding pending against or, to the knowledge of the Company, threatened against, (a) the Company or any of its Subsidiaries, (b) any present or former officer, director or employee of the Company or any of its Subsidiaries in their respective capacities as such, (c) any Person for whom the Company or any of its Subsidiaries may be liable with respect to such Proceeding or (d) any of the Company or its Subsidiaries’ assets or properties, before (or, in the case of threatened Proceedings, would be before) any arbitrator or Governmental Authority, except, in each case, for those Proceedings that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  As of the date hereof, there is no Proceeding pending against or, to the knowledge of the Company, threatened against, the Company or any of its Subsidiaries that challenges or seeks to prevent, enjoin, alter or delay the Merger or any of the other transactions contemplated hereby.  There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding or, to the knowledge of the Company threatened against, or investigation by any Governmental Authority involving, the Company or any of its Subsidiaries, except for those that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14.  Properties.

(a)           The Company and its Subsidiaries have a good and valid leasehold (or, as applicable, license or other) interest in all leases, subleases and other agreements under which the Company and its Subsidiaries use or occupy or have the right to use or occupy any real property (such property subject to a lease, sublease or other agreement, the “Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens.  Section 4.14(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Leased Real Property as of the date hereof.  Except as would not be material to the Company and its Subsidiaries, each Real Property Lease (i) is a valid and binding obligation of the Company or its Subsidiary that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Bankruptcy and Equity Exception, (ii) no uncured default on the part of the Company or its Subsidiaries or the landlord thereunder, exists under any such Real Property Lease, and (iii) no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a breach or default under any such Real Property Lease.  Neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to a Real Property Lease to terminate for default, convenience or otherwise any Real Property Lease, nor is any such party, to the knowledge of the Company, threatening to do so.  Neither the Company nor any of its Subsidiaries are currently subleasing, licensing or otherwise granting any Person any right to use or occupy Leased Real Property.

(b)           Section 4.14(b) of the Company Disclosure Letter sets forth a list, as of the date hereof, of all real property owned by the Company or any of its Subsidiaries (the “Company Owned Real Property”).  Except as would not be material to the Company and its Subsidiaries, the Company and its Subsidiaries have valid and marketable title to the Company Owned Real Property, including all appurtenances thereto and fixtures thereon, free and clear of any and all Liens except Permitted Liens.  Neither the Company nor any of its Subsidiaries is currently leasing, licensing or otherwise granting any Person any right to use or occupy Company Owned Real Property.

(c)           Except as would not be material to the Company and its Subsidiaries, all buildings, structures, fixtures and improvements included within the Company Owned Real Property or Leased Real Property (the “Improvements”) are in good repair and operating condition, subject only to ordinary wear and tear, and are adequate and suitable for the purposes for which they are presently being used or held for use and there are no facts or conditions affecting any of the Improvements that, in the aggregate, would reasonably be expected to interfere with the current use, occupancy or operation thereof.

(d)           There is no pending, or to the knowledge of the Company, threatened proceedings in eminent domain or condemnation against any of the Company Owned Real Property or Leased Real Property that are material to the Company or its Subsidiaries.

(e)           Section 4.14(e) of the Company Disclosure Letter sets forth, as of the date of this Agreement (i) all theatre locations that are scheduled to be closed within the twelve-month period following the date of this Agreement, (ii) all new theatre locations that the Company and its Subsidiaries are scheduled to open within the twelve-month period following the date of this Agreement, and (iii) all theatre locations that are under renovation or construction (excluding renovations and construction for any single location that do not exceed Two Hundred Fifty Thousand Dollars ($250,000)), together with the budgeted renovation or construction costs, (iv) the current landlord and tenant under each Real Property Lease, (v) the lease commencement and expiration date under each Real Property Lease, and (vi) the number of extension periods or extension terms (or, for the avoidance of doubt, the number of opportunities to extend the term of each Real Property Lease as provided therein) for each Real Property Lease.

(f)            True, correct and complete copies of each Real Property Lease, any amendment thereto and any material agreement between the landlord and tenant or any third party relating to or impacting the terms and provisions of any Real Property Lease, have been made available to Parent.

(g)           In the event that the term of any Real Property Lease will expire on or prior to February 28, 2017, the Company has provided any notice required pursuant to the terms and provisions of such Real Property Lease, in such form and containing such content as required under such Real Property Lease, in order to extend the term thereof, such that each Real Property Lease currently carries the maximum term provided under the Real Property Lease (subject to any subsequent opportunities to extend the term thereof).

(h)           Except as would not be material to the Company and its Subsidiaries, each theatre located on the Leased Real Property or Company Owned Real Property, together with the related items of personal property located therein, constitutes a fully-operable motion picture theatre, and each such motion picture theatre and related personal property is fit for the use for which it is intended and to which it is presently devoted.

(i)            To the knowledge of the Company, (i) no petition or application to rezone or otherwise alter or amend the land use regulations affecting the Leased Real Property or Company Owned Real Property is pending nor threatened, (ii) neither the Company nor any of its Subsidiaries has received any written notice of any violation of Applicable Laws, including zoning and land use regulations affecting the Leased Real Property or Company Owned Real Property, and there are no present violations of applicable zoning and land use regulations affecting the Leased Real Property or Company Owned Real Property and (iii) neither the Company nor any of its Subsidiaries has received written notice of any pending improvements, Liens or special assessments from any Governmental Authority to be made against (A) the Leased Real Property for which the tenant under the Real Property Leases would be responsible or (B) the Company Owned Real Property for which the Company would be responsible.

Section 4.15.  Intellectual Property.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries own, or have a valid and enforceable license to use (in each case, free and clear of any Liens except for Permitted Liens), all Intellectual Property used in, or necessary for the conduct of, its business, including any registrations or patents for Intellectual Property, in each case (i) owned by the Company and any of its Subsidiaries (all of which are valid and enforceable) or (ii) licensed by the Company and any of its Subsidiaries, (b) to the knowledge of the Company, neither the Company nor any of its Subsidiaries infringe, misappropriate or otherwise violate the Intellectual Property rights of any Third Party in connection with the conduct of the business of the Company and its Subsidiaries as currently conducted, (c) to the knowledge of the Company, no Person is challenging, infringing, misappropriating or otherwise violating any Intellectual Property rights owned by and/or licensed to the Company or its Subsidiaries, (d) neither the Company nor any of its Subsidiaries have received since January 1, 2013 any written notice of any pending claim, action, suit, order or proceeding with respect to any Intellectual Property owned or used by the Company or its Subsidiaries or alleging that any services provided, processes used or products used, imported, offered for sale or sold by the Company or its Subsidiaries infringe, misappropriate or otherwise violate any Intellectual Property rights of any Person, (e) the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any material Intellectual Property right of the Company or its Subsidiaries or impair the right of Parent immediately after the Closing Date to develop, use, sell, license or dispose of, or to bring any action for the infringement of, any material Intellectual Property right held by the Company or its Subsidiaries immediately before the Closing Date, (f) the Company and its Subsidiaries take reasonable steps in accordance with normal industry practice to maintain the confidentiality of all material Trade Secrets, owned, used or held for use by the Company and its Subsidiaries and no such Trade Secrets have been disclosed by the Company or any of its Subsidiaries other than to employees, representatives and agents of the Company or its Subsidiaries or any Third Party under a confidentiality agreement, and (g) neither the Company nor any of its Subsidiaries have granted any licenses or other use rights, of any kind or nature, in or to any of the Intellectual Property owned by the Company to any Third Party except as disclosed in the Company Disclosure Letter.

Section 4.16.  Information Technology.

(a)           To the knowledge of the Company, since January 1, 2014, neither the Company nor any of its Subsidiaries have experienced any material disruption to, or material interruption in, the conduct of the business attributable to a defect, bug, breakdown, unauthorized access, introduction of a virus or other malicious programming, or other material failure or material deficiency on the part of any computer software or computer equipment of the IT Assets used by the Company or its Subsidiaries.

(b)           The material IT Assets are reasonably sufficient for the needs of the business of the Company and its Subsidiaries as currently conducted, including as to capacity, scalability and ability to process current and anticipated peak volumes in a timely manner.  The material IT Assets are in good working condition to effectively perform the information technology operations necessary for the needs of the business of the Company and its Subsidiaries as currently conducted.  All material IT Assets, other than software, outsourced services and hosted systems (including web sites), used in the conduct of the business by the Company and its Subsidiaries as currently conducted are owned and operated by or are under the control of the Company and its Subsidiaries and are not wholly or partly dependent on any facilities which are not under the ownership, operation or control of the Company and its Subsidiaries.

(c)           The Company and its Subsidiaries implement commercially reasonable backup and disaster recovery plans and systems consistent with industry practices applicable to the business of the Company and its Subsidiaries as currently conducted.

Section 4.17.  Data Protection.

(a)           Except as would not be material to the Company and its Subsidiaries, the Company and its Subsidiaries have complied with all Applicable Laws and contractual obligations relating to the protection and security of Personal Data (as defined below) to which Company and its Subsidiaries are currently or have been subject.  Neither the Company nor any of its Subsidiaries have received any written inquiries from or been subject to any audit or other proceeding by any Governmental Authority regarding its compliance with the foregoing.  The Company and its Subsidiaries have established policies, programs and procedures with respect to the collection, use, processing, storage and transfer of all personally identifiable or confidential information relating to individuals in connection with the business (collectively, “Personal Data”).

(b)           The Company and its Subsidiaries have complied in all material respects with all rules, policies and procedures established by the Company and its Subsidiaries with respect to privacy, publicity, data protection or collection and use of Personal Data gathered or accessed in the course of the operations of the Company and its Subsidiaries and there have not been any incidents of (i) a material violation by Company or any of its Subsidiaries of any Person’s privacy, personal or confidentiality rights under any such rules, policies or procedures or (ii) any material breach, material misappropriation, or material unauthorized disclosure, intrusion, access, use or dissemination of any Personal Data asserted or, to the knowledge of the Company, threatened against the Company or its Subsidiaries by any Person.  To the knowledge of the Company, the Company and its Subsidiaries have taken commercially reasonable steps (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to reasonably ensure that any Personal Data collected by the Company and its Subsidiaries is protected against loss and against unauthorized access, use, modification, disclosure or other misuse.

Section 4.18.  Taxes.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)           (i) All material income and franchise Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due (taking into account extensions) in accordance with Applicable Law, and all such material Tax Returns were, at the time of filing, accurate in all material respects, and (ii) each of the Company and its Subsidiaries has paid (or has had paid on its behalf) all Taxes shown as due and payable on the income and franchise Tax Returns that have been filed, except for any such Taxes (x) contested in good faith or (y) for which adequate reserves have been established under GAAP.

(b)           As of the date hereof, there is no claim, audit, action, suit or proceeding now pending or threatened in writing, by any Taxing Authority against the Company or its Subsidiaries in respect of any material Tax.

(c)           During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code.

(d)           The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Effective Time, (ii) installment sale or open transaction disposition made on or prior to the Effective Time, (iii) prepaid amount received on or prior to the Effective Time, (iv) intercompany item under Treasury Regulation Section 1.1502-13, or (v) change in accounting method for a taxable period ending on or before the Effective Time.

(e)           The Company has not requested, received or executed with any Taxing Authority any ruling or binding agreement which could have a material effect in a post-Closing period.

(f)            No claim has been made in writing by any Taxing Authority in a jurisdiction where the Company and/or the Company’s Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(g)           Neither the Company nor any of its Subsidiaries is a party to any Tax Sharing Agreement.

(h)           Neither the Company nor any of its Subsidiaries have a permanent establishment in any foreign country.

(i)            Neither the Company nor any of its Subsidiaries is or has been a party to any “reportable transaction,” as defined in Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b)(1).

Section 4.19.  Employee Benefit Plans.

(a)           Section 4.19(a) of the Company Disclosure Letter contains a correct and complete list identifying each material Company Employee Plan.  Copies of such plans and all material amendments thereto and written interpretations thereof, any related trusts, funding agreements, or insurance contracts, summary plan descriptions, the most recent determination letters, the most recent request for determination letter and any correspondence with the IRS related thereto and summaries of material modifications, administrative service agreements, the three (3) most recent annual reports (Form 5500 including, if applicable, Schedule B thereto) and Tax returns (Form 990) prepared in connection with any such plan or trust, the most recent determination letter from the Internal Revenue Service related to any Company Employee Plan as well as all correspondence related to the most recent request therefore (including forms, enclosures and attachments), and any correspondence to or from the Internal Revenue Service or Department of Labor related to any Company Employee Plan during the last three (3) years (or earlier if such correspondence currently has any bearing on plan administration or obligations related to the plan), if any, have been furnished or made available to Parent.

(b)           Except to the extent that any breach of any of the following representations would not be material to the Company and its Subsidiaries:

(i)            No Company Employee Plan is covered by Title IV of ERISA or is subject to Section 412 of the Code or Section 302 of ERISA.  Neither the Company nor any ERISA Affiliate has ever maintained or contributed to, or had any obligation to contribute to any “multiple employer plan” (within the meaning of the Code or ERISA), any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or any plan that is or was subject to Title IV of ERISA.  The Company has never been a member of a controlled group which contributed to any such plan, and the Company has never been under common control with an employer which contributed to any such plan.

(ii)           Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter, or has pending or has time remaining in which to file, an application for such determination or opinion from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter or opinion letter should be revoked or not be reissued.

(iii)          Each Company Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by all legal requirements (including statutes and regulations, such as ERISA and the Code), which are applicable to such Company Employee Plan, and each Company Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been written, operated and administered in a manner so as not to have resulted in, and so as not to result in the future in, any adverse consequences to any participant or beneficiary related to Section 409A of the Code and any proposed and final guidance thereunder.  No claim (other than routine claims for benefits), action, suit or proceeding (including an audit) is pending against or involves or, to the Company’s knowledge, is threatened against or reasonably expected to involve, any Company Employee Plan.  No events have occurred with respect to any Company Employee Plan that could result in payment or assessment by or against the Company of any material excise Taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E, 4980H or 5000 of the Code.  Each Company Employee Plan and related funding instrument is legal, valid and binding and in full force and effect, and there are no defaults thereunder.  None of the rights of the Company thereunder will be impaired by the consummation of the transactions contemplated by this Agreement, and all of the rights of the Company thereunder will be enforceable by Parent at or after the Closing without the consent or agreement of any other party.  All contributions to the Company Employee Plans have been made on a timely basis in accordance with ERISA and the Code.  All insurance premiums have been paid in full, subject only to normal retrospective adjustments in the ordinary course, with regard to the Company Employee Plans for policy years or other applicable policy periods ending on or before the Closing Date, and all insurance premiums have been timely paid in full for the payroll period during which the Closing Date occurs.

(iv)          The consummation of the transactions contemplated by this Agreement will not, either alone or together with any other event: (A) entitle any Company Employee to any payment or benefit, including any bonus, retention or severance benefit, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation under, any Company Employee Plan, or (C) limit or restrict the right of the Company or any of its Subsidiaries or, after the Effective Time, Parent, to merge, amend or terminate any Company Employee Plan, (D) give rise to the payment of any amount pursuant to any contract or agreement (written or otherwise) under any Company Employee Plan that would not be deductible pursuant to the terms of Section 280G or 162(m) of the Code or give rise to taxable income to any individual under Code Section 105(h) or other similar statute.  Section 4.19(b)(iv) of the Company Disclosure Letter includes the individual amounts for each individual with respect to each Code Section identified as an exception to this representation assuming the Merger were to close on or before December 31, 2016.

(v)           Section 4.19(b)(v) of the Company Disclosure Letter, if applicable, lists (i) all the agreements, arrangements and other instruments which give rise to an obligation to make or set aside amounts payable to or on behalf of the current or former employees, including officers, directors, or independent contractors of the Company as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer), true and complete copies of which have been furnished or made available to Parent prior to the date of this Agreement and (ii) the maximum aggregate amounts so payable or benefits conferred to each named “executive officer” and the aggregate amount payable, by category, to senior vice presidents and vice presidents, as a group, as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer).

(vi)          The Company has no liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company except as required to avoid excise Tax under Section 4980B of the Code or applicable state law.

(vii)         There has been no amendment to or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, an Company Employee Plan which would increase materially the expense of maintaining such Company Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2015.  No condition exists that would prevent the Company (or Parent after the Closing) from amending or terminating any Company Employee Plan without liability, other than the obligation for benefits accrued prior to the termination of such plan.

(viii)        The Company nor any of its respective directors, officers, employees, or any plan fiduciary has any liability for failure to comply with applicable laws, including ERISA, HIPAA, COBRA or the Code, for any action or failure to act in connection with any Company Employee Plan, including with respect to the administration or investment thereof.  The Company has no liability by virtue of being a member of a controlled group with a Person who has liability under the Code or ERISA.  The Company has not terminated or taken action to terminate (in part or in whole) any employee benefit plans as defined in ERISA Section 3(3).

Section 4.20.  Labor and Employment.

(a)           The Company and the Subsidiaries are in compliance with all Applicable Laws relating to employment and employment practices, including those relating to wages, hours, leaves of absence, collective bargaining, unemployment compensation, workers’ compensation, equal employment opportunity, age and disability discrimination, whistleblower and other retaliation protecting immigration compliance and control, employee classification, information privacy and security, payment and withholding of Taxes, and continuation coverage with respect to group health plans except where the failure to so comply has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with any Governmental Authority relating to employees or employment practices.  Neither the Company nor any of its Subsidiaries has received since January 1, 2014 a claim from any Governmental Authority or Third Party to the effect that the Company or any Subsidiary has misclassified, and the Company and its Subsidiaries have not misclassified, any Person as (i) an independent contractor rather than as an employee or (ii) an employee exempt from state, federal, provincial or other applicable overtime regulations, except where misclassification of such Person has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization (a “Collective Bargaining Agreement”).  Neither the Company nor any of its Subsidiaries is subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of the Company, threatened, any labor strike, dispute or lockout involving the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practice with respect to any Persons employed by or otherwise performing services primarily for the Company or any of its Subsidiaries, and there is no unfair labor practice complaint or grievance against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable state agency pending or, to the knowledge of the Company, threatened in writing with respect to employees of the Company or its Subsidiaries.

(c)           The Company and its Subsidiaries are in compliance with all Applicable Laws relating to worker health and safety, except where the failure to so comply has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)           Since January 1, 2014, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act, as amended (the “WARN Act”)), or (ii) a “mass layoff” (as defined in the WARN Act); nor has the Company or any of its Subsidiaries engaged in layoffs or employment terminations sufficient in number to trigger application of any state, local or foreign Law or regulation similar to the WARN Act.

Section 4.21.  Environmental Matters.

(a)           Except to the extent that such matter has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:  (i) no notice, notification, demand, request for information, citation, summons, or order has been received by the Company or its Subsidiaries and no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit, proceeding, or review is pending, unresolved in any respect or, to the knowledge of the Company, is threatened by any Governmental Authority or other Person, in each case relating to the Company or its Subsidiaries and relating to or arising out of any Environmental Law; (ii) the business and operations of the Company and its Subsidiaries are, and since January 1, 2011 have at all times been, in material compliance with all Environmental Laws and all Environmental Permits; (iii) the Company and its Subsidiaries have all Environmental Permits necessary for the conduct of their operations, each Environmental Permit is in full force and effect and is final with all administrative and statutory appeal periods having expired, and all required applications for renewal or reissuance of such Environmental Permits have been timely filed; (iv) there has been no Release that the Company or its Subsidiaries have been or would be obligated to investigate, remove, remediate, or otherwise respond to or pay any part of the costs of response pursuant to any Environmental Law or any contract entered into with any other Person, or that would result in a material liability to the Company or one of its Subsidiaries; (v) during the term of the Company’s ownership or operation of any facility or property now or to the knowledge of the Company previously owned, leased, or operated by the Company or its Subsidiaries, there are and have been no underground storage tanks or related piping on, in, beneath or emanating from or to any facility or property now or to the knowledge of the Company previously owned, leased, or operated by the Company or its Subsidiaries; and (vi) to the knowledge of the Company no new expenditure will be required in order for Parent or the Merger Subsidiary to comply or continue to comply with any Environmental Laws in effect at the time of the Closing in connection with the operation or continued operation of the Surviving Corporation or any facility or property now owned or operated by the Company in a manner consistent with the current operation thereof by the Company.

(b)           Since January 1, 2011, there has been no environmental investigation, study, audit, test, review, assessment, or other analysis conducted by the Company, in relation to the current or prior business of the Company or its Subsidiaries or any property or facility now or previously owned, leased, or operated by the Company during the period since January 1, 2011 to identify actual or potential liabilities or obligations of the Company or its Subsidiaries arising under or relating to any Environmental Law or Hazardous Substance or the presence of mold, that has not been made available to Parent prior to the date of this Agreement.

(c)           For purposes of this Section, the term “Company” shall include any entity that is, in whole or in part, a predecessor of the Company and any Subsidiaries of such predecessor.

Section 4.22.  Material Contracts.

(a)           As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i)            any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, other than any Company Employee Plan);

(ii)           any material contract with any director, officer or Affiliate of the Company or any of its Subsidiaries (other than employment agreements and indemnification agreements);

(iii)          any contract containing any provision or covenant that imposes any material restriction on the right or ability of the Company or any Subsidiaries to (A) compete with any other Person, (B) solicit any client or customer, or (C) acquire or dispose of the securities of another Person, or any other provision that materially restricts the conduct of any line of business by the Company or any Subsidiaries;

(iv)          any contract or series of contracts that (A) is expected to result in the payment of more than Two Hundred Fifty Thousand Dollars ($250,000) by the Company or any Subsidiaries in the fiscal year ending December 31, 2016 or the fiscal year ending

December 31, 2017, or (B) obligates the Company or its Subsidiaries to conduct business with any Third Party on an exclusive basis; and with respect to contracts responsive to (A) or (B) that require consent of or notice to a Third Party in connection with the Merger or the transaction contemplated under this Agreement;

(v)           any contract that contains a “most favored nation” provision;

(vi)          any Collective Bargaining Agreement;

(vii)         any agreement relating to indebtedness of the Company or any of its Subsidiaries having an outstanding principal amount in excess of Two Hundred Thousand Dollars ($200,000);

(viii)        any contract that grants any right of first refusal, right of first offer or similar right with respect to any securities, material assets, material rights or material properties of the Company or any Subsidiary;

(ix)          any contract or series of contracts that provides for the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise) and with any outstanding material obligations as of the date of this Agreement;

(x)           any material joint venture, partnership or limited liability company agreement or other similar contract; and

(xi)          any contract limiting or restricting the ability of the Company or any Subsidiary (A) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (B) to redeem or repurchase any capital stock, partnership interests, membership interests or other equity interests, (C) to make loans or (D) to grant Liens on the property of the Company or any of its Subsidiaries;

(xii)         any contract that obligates the Company or any Subsidiary to make any loans, advances or capital contributions to, or investments in excess of Two Hundred Fifty Thousand Dollars ($250,000) in, any Person (other than the Company);

(xiii)        any contract (A) granting the Company or any of its Subsidiaries a license to use any Intellectual Property (other than commercially available software licenses with annual fees of less than One Hundred Thousand Dollars ($100,000)), (B) permitting any Third Party to use, enforce or register any Intellectual Property owned by the Company, including any license agreements, coexistence agreements and covenants not to sue (other than non-exclusive licenses to customers and suppliers in the ordinary course of business) or (C) restricting the right of the Company or any of its Subsidiaries to use or register any Intellectual Property owned by the Company or any of its Subsidiaries (other than any of the contracts identified in Section 4.22(a)(iii) of the Company Disclosure Letter);

(xiv)        any contract for on-screen advertising and internet ticketing agreement;

(xv)         any agreement governing any licensed or franchised business operated at any theatre owned or operated by the Company or any of its Subsidiaries;

(xvi)        any contract that involved the receipt of more than Five Hundred Thousand Dollars ($500,000) by the Company or any of its Subsidiaries in the fiscal year ending December 31, 2015 or that is expected to result in the receipt of such amount by the Company or any of its Subsidiaries in the fiscal year ending December 31, 2016;

(xvii)       any contract obligating the Company or any of its Subsidiaries not to acquire assets or securities of a Third Party (excluding standstill agreements that will expire prior to January 31, 2017) or agreements by a Third Party not to acquire assets or securities of the Company (excluding standstill agreements); or

(xviii)      any contract guaranteeing the performance of any Third Party in excess of Two Hundred Fifty Thousand Dollars ($250,000).

All contracts of the types referred to in clauses (i) through (xviii) above (whether or not set forth on Section 4.22 of the Company Disclosure Letter) are referred to herein as a “Company Material Contract.” The Company has made available to Parent prior to the date of this Agreement a complete and correct copy of each Company Material Contract (including all amendments, modifications, extensions, and renewals thereto and waivers thereunder) as in effect on the date of this Agreement (subject to any redaction of information contained therein reasonably deemed necessary or appropriate by the Company in order to comply with any applicable antitrust law or any applicable confidentiality provision).

(b)           Except as would not be material to the Company and its Subsidiaries, (i) neither the Company nor any of its Subsidiaries is in breach of, or default under, any Company Material Contract and, to the knowledge of the Company, no other party to any Company Material Contract is in breach of, or default under, any Company Material Contract, (ii) no event has occurred that with notice or the lapse of time or both would constitute a breach of or default under any Company Material Contract, (iii) each Company Material Contract is a valid and binding obligation of the Company or its Subsidiary, as applicable, and, to the knowledge of the Company, of each other party thereto, subject to the Bankruptcy and Equity Exception, and (iv) each Company Material Contract is in full force and effect.  There are no disputes pending or, to the knowledge of the Company, threatened with respect to any Company Material Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to a Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract nor, to the knowledge of the Company, is any such party threatening to do so, in each case except as would not be material to the Company and its Subsidiaries.

Section 4.23.  Food and Beverage Inventories.  All inventory, packaging, supplies, food, beverages, concessions, and other inventories located at any theatre owned or operated by the Company or any of its Subsidiaries (the “Inventories”) (a) are, in all material respects, accurately valued and properly reflected on the Company Financial Statements consistent with past practices, (b) consist, in all material respects, of items of a quality, quantity and condition useable and saleable in the ordinary course of business consistent with past practices, (c) were acquired and have been maintained in all material respects in the ordinary course of business consistent with past practices, and (d) are not subject to any material write-down or write-off.

Section 4.24.  Goodwill Passes; Prepaid Tickets.  All unexpired and outstanding (a) tickets sold to consumers entitling the holder thereof to admission and (b) motion picture theatre admission tickets, gift cards, or gift certificates which have been purchased by and which entitle such ticketholders to admission without any further consideration or at a discount after the Closing Date are appropriately reflected in the Company’s books and records in all material respects and managed in material compliance with all Applicable Laws.

Section 4.25.  Insurance.  Section 4.25 of the Company Disclosure Letter sets forth a correct and complete list of all of the material insurance policies of the Company and its Subsidiaries currently in effect (the “Insurance Policies”).  Except as would not be material to the Company and its Subsidiaries, (a) all such Insurance Policies are legal, valid, binding and enforceable in accordance with their terms and in full force and effect, (b) all premiums due and payable thereunder have been paid, (c) neither the Company nor any of its Subsidiaries is in breach or default thereunder (including any such breach or default with respect to the payment of premiums or the giving of notice), and (d) neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default of thereunder or permit termination or modification thereof.  Neither the Company nor any of its Subsidiaries has received any written notice of cancellation or termination with respect to any such Insurance Policy of the Company or any of its Subsidiaries.  Section 4.25 of the Company Disclosure Letter sets forth a list of all (i) material claims made under any of the Insurance Policies since January 1, 2014 and (ii) material open claims under any of the Insurance Policies.  The Company has previously made available to Parent true, correct and complete copies of each Insurance Policy.

Section 4.26.  Finders’ Fees.  Except for J.P. Morgan Securities LLC, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who will be entitled to any fee or commission from the Company or any of its Affiliates in connection with the Merger.

Section 4.27.  Opinion of Financial Advisor.  The Company has received the verbal opinion (to be confirmed in writing) of J.P. Morgan Securities LLC, financial advisor to the Company, to the effect that, as of the date of this Agreement and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair to the Company’s stockholders from a financial point of view.  The Company has been authorized by J.P. Morgan Securities LLC to include its written opinion in its entirety in the Company Proxy Statement.

Section 4.28.  Antitakeover Statutes.  Assuming the accuracy of the representations and warranties in Section 5.12, (a) the Company has taken all action necessary such that the restrictions on “business combinations” in Section 203 of the Delaware General Corporation Law do not apply to the Merger, this Agreement or the transactions contemplated hereby, and (b) no other “fair price,” “moratorium,” “control share acquisition,” or other anti-takeover statute or regulation enacted under U.S. state or federal law applies to the Merger, this Agreement or the transactions contemplated thereby.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 11.05, except as Previously Disclosed by Parent, Parent represents and warrants to the Company that:

Section 5.01.  Corporate Existence and Power.  Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate power and authority required to carry on its business as now conducted, except for any failure to be so organized, existing and in good standing as, and to have corporate power and authority the absence of which, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Parent is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.  Merger Subsidiary was incorporated solely for the purpose of consummating the Merger and the transactions contemplated by this Agreement.  All of the outstanding shares of capital stock of Merger Subsidiary have been validly issued, are fully paid and nonassessable and are owned by, and at the Effective Time will be owned by a subsidiary of Parent, free and clear of all Liens.

Section 5.02.  Corporate Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate power and authority of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action of Parent and Merger Subsidiary other than the adoption of this Agreement by the sole stockholder of Merger Subsidiary, which Parent shall cause to take place with twenty-four (24) hours of the signing of this Agreement.  This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary enforceable against Parent and the Merger Subsidiary in accordance with its terms, subject to the Bankruptcy and Equity Exception.  No vote of the holders of shares of Parent Class A Common Stock, Parent Class B Common Stock or any other shares of Parent’s capital stock is necessary to consummate the Merger and the other transactions contemplated hereby.

Section 5.03.  Governmental Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing by Parent or Merger Subsidiary with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and of laws analogous to the HSR Act existing in foreign jurisdictions, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other state or federal securities laws and the rules and regulations of the NYSE and (d) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Assuming the accuracy of the representation and warranty of the Company contained in the last sentence of Section 4.03, neither Parent nor any of its Affiliates nor any Wanda Group Party is required to take any action in respect of, make any filing with, or obtain any approval from, any Governmental Authority in the PRC prior to Closing in connection with the execution, delivery and performance by Parent and Merger Subsidiary of this Agreement or the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby, including (i) the NDRC, (ii) the MOFCOM or (iii) SAFE.  Neither Parent nor any of its Affiliates is obtaining from any Wanda Group Party any financing or the benefit of any guarantees, in each case, in connection with or relating to the transactions contemplated by this Agreement.

Section 5.04.  Non-contravention.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05.  Disclosure Documents.  The information supplied by Parent for use in the Company Proxy Statement, at the date of mailing to the Company’s stockholders and at the date of the Company Stockholder Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 5.05 will not apply to statements or omissions included or incorporated by reference in the Company Proxy Statement based upon information supplied by the Company, its Subsidiaries or any of their Representatives specifically for use or incorporation by reference therein.

Section 5.06.  Litigation.  There is no Proceeding pending against or, to the knowledge of Parent, threatened against, (a) Parent or any of its Subsidiaries, (b) any present or former officer, director or employee of Parent or any of its Subsidiaries in their respective capacities as such, (c) any Person for whom Parent or any of its Subsidiaries may be liable with respect to such Proceeding or (d) any of Parent or its Subsidiaries’ assets or properties, before (or, in the case of threatened Proceedings, would be before) any arbitrator or Governmental Authority, except, in each case, for those Proceedings that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  As of the date hereof, there is no Proceeding pending against or, to the knowledge of Parent, threatened against, Parent or any of its Subsidiaries that in any manner challenges or seeks to prevent, enjoin, alter or delay the

Merger or any of the other transactions contemplated hereby.  There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding or, to the knowledge of Parent threatened against, or investigation by any Governmental Authority involving, Parent or any of its Subsidiaries, except for those that have not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.07.  Absence of Certain Agreements.  Neither Parent nor any of its Affiliates has entered into any contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (a) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company (i) agrees to vote to adopt this Agreement or the Merger or (ii) agrees to vote against any Superior Proposal or (b) any Third Party has agreed to provide, directly or indirectly, equity capital to Parent or the Company to finance in whole or in part the Merger.

Section 5.08.  Business Activities. None of Parent, its Subsidiaries, its Affiliates or the Wanda Group Parties engages in the motion picture exhibition business in the United States except through Parent and its Affiliates.  None of Parent, any of its Subsidiaries, any of its Affiliates or any of the Wanda Group Parties is owned or controlled by a Governmental Authority.

Section 5.09.  Finders’ Fees.  Except for Citigroup Global Markets Inc., whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who will be entitled to any fee or commission from Parent or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 5.10.  Financing.

(a)           Assuming the satisfaction or waiver of the conditions set forth in Section 9.02(a), Section 9.02(b) and Section 9.02(c), Parent has available to it, or will have available to it as of the date the Closing is required to occur pursuant to Section 2.01, immediately available funds to enable it to consummate the Merger pursuant to the terms of this Agreement, including to pay all Merger Consideration for all of the shares of Company Stock on a fully-diluted basis, to make all payments in respect of the Company Stock Options, Company Restricted Shares, Company Performance Shares and Company Restricted Stock Units to pay all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives, and to make all other payments required by this Agreement and the Financing.

(b)           Parent has delivered to the Company true and complete copies of fully executed commitment letters, dated on the date hereof (including the exhibits and annexes thereto, the “Debt Commitment Letters”), from the lenders party thereto (the “Lenders”) confirming their respective commitments to provide Parent with debt financing in connection with the transactions contemplated hereby (the “Financing”) (for the avoidance of doubt, it being acknowledged and agreed that Parent may amend the Debt Commitment Letters to add purchasers, lenders, lead arrangers, book-runners, syndication agents or similar entities who had not executed any Debt Commitment Letter as of the date of this Agreement; provided that no such addition shall relieve the original Lenders of their obligations under the Debt Commitment Letters prior to the initial funding of the Financing, except as set forth in the Debt Commitment Letters with respect to the “Additional Initial Lenders” (as defined thereunder)).

(c)           Parent has delivered to the Company on or prior to the date hereof true, correct and complete copies of any fee letters executed in connection with the Debt Commitment Letters (the “Fee Letters”) which have been redacted in a manner required by the terms thereof.  As of the date hereof, there are no side letters or other agreements, contracts or arrangements related to the funding of the Financing, other than as expressly set forth in the Debt Commitment Letters and the Fee Letters and delivered to the Company on or prior to the date of this Agreement, that could adversely affect the availability of the full amount of the Financing.

(d)           Each of the Debt Commitment Letters is in full force and effect and is a valid and binding obligation of Parent and the other parties thereto, except (i) to the extent that enforceability may be limited by the Bankruptcy and Equity Exception and (ii) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought.  As of the date hereof, none of the Debt Commitment Letters have been amended or modified (other than such amendments or modifications attached thereto that have been provided to the Company) in any respect, and the respective commitments contained therein have not been withdrawn, rescinded or otherwise modified in a manner that would adversely affect or delay in any respect the availability of the full amount of the Financing at the Closing.  As of the date hereof, no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), or the failure of any condition on the part of Parent under the Debt Commitment Letters or on the part of the Lenders that would adversely affect or delay in any respect the availability of the full amount of the Financing at the Closing.  There are no conditions precedent to the funding of the full amount of the Financing other than the conditions precedent set forth in the Debt Commitment Letters.  Assuming the satisfaction or waiver of the conditions set forth in Section 9.02(a), Section 9.02(b) and Section 9.02(c), Parent has no reason to believe that the Financing will not be available on the Closing Date.  Assuming the satisfaction or waiver of the conditions set forth in Section 9.02(a), Section 9.02(b) and Section 9.02(c) and subject to the terms of the Debt Commitment Letters, the aggregate proceeds of the Financing are in an amount sufficient to consummate the Merger upon the terms contemplated by this Agreement (including to pay the Merger Consideration for all of the shares of Company Stock on a fully diluted basis and to make all payments in respect of the Company Stock Options, Company Restricted Shares, Company Performance Shares and Company Restricted Stock Units), to make any repayment or refinancing of debt contemplated in this Agreement or the Debt Commitment Letters, and to pay all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives pursuant to this Agreement and the Financing.  Parent (or an Affiliate thereof) has fully paid or caused to be paid any and all commitment fees or other fees required by the Debt Commitment Letters to be paid to the extent the same are due and payable on or before the date of this Agreement.

(e)           Parent acknowledges and agrees that notwithstanding anything to the contrary in this Agreement, the consummation of the Financing shall not be a condition to the obligation of

Parent and Merger Subsidiary to consummate the Merger and the other transactions contemplated hereby.

Section 5.11.  Solvency.  Assuming (a) the satisfaction of the conditions to Parent’s obligations to consummate the Merger and (b) the accuracy of the representations and warranties set forth in Article 4 and, after giving effect to the transactions contemplated by this Agreement, including the Financing, any alternative financing, the payment of the aggregate Merger Consideration, any repayment or refinancing of debt contemplated in this Agreement or the Debt Commitment Letters, and the payment of all related fees and expenses, the Surviving Corporation and its Subsidiaries on a consolidated basis will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby.  For purposes of this Agreement, “Solvent” when used with respect to any Person, on a consolidated basis, means that, as of any date of determination, (i) the fair value of the assets of such Person will exceed their consolidated debt and liabilities, contingent or otherwise, (ii) the present fair saleable value of the property of such Person will be greater than the amount that will be required to pay the probable liability on their debts and other liabilities contingent or otherwise, as such debts and other liabilities become absolute and mature, (iii) such Person will not have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted following such date and (iv) such Person will not have incurred and do not intend to incur, or believe they will incur, any debts and liabilities, contingent or otherwise, including current obligations, that they do not believe that they will be able to pay (based on their assets and cash flow) as such debts and liabilities become due (whether at maturity or otherwise).

Section 5.12.  Ownership of Shares.  Neither Parent nor Merger Subsidiary, nor any of their “affiliates” or “associates” is, nor at any time in the three year period prior to the date of this Agreement has been, an “interested stockholder” of the Company (as such terms are defined in Section 203 of the Delaware General Corporation Law).  Neither Parent nor Merger Subsidiary, nor any of their “associates” or “controlled affiliates” owns any shares of Company Stock, and no “affiliates” of Parent or Merger Subsidiary that are not “controlled affiliates” “owns” individually or in the aggregate more than five (5) percent of the outstanding shares of Company Stock.

Section 5.13.  Management Agreements.  Other than as contemplated by this Agreement, as of the date hereof, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Merger Subsidiary, on the one hand, and any member of the Company’s management or the Company’s Board of Directors, on the other hand, relating in any way to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 5.14.  Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by Parent and Merger Subsidiary, Parent and Merger Subsidiary have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations.  Parent and Merger Subsidiary hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Subsidiary are familiar, that Parent and Merger Subsidiary are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Subsidiary will have no claim, right or obligation under this Agreement or otherwise (including under Article 9) against the Company or any of its Subsidiaries, or any of their respective Representatives, or any other Person, with respect thereto.  Accordingly, Parent and Merger Subsidiary hereby acknowledge that none of the Company nor any of its Subsidiaries, nor any of their respective Representatives, nor any other Person, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

ARTICLE 6

COVENANTS OF THE COMPANY

Section 6.01.  Conduct of the Company.  Except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), as contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Letter or as required by Applicable Law, from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practices, (ii) conduct its business in material compliance with all Applicable Laws (except where such failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect) and (iii) use its commercially reasonable efforts to preserve intact its business organizations and relationships with Third Parties and keep available the services of its present officers and key employees.  Without limiting the generality of the foregoing, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), as contemplated by this Agreement or set forth in Section 6.01 of the Company Disclosure Letter, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)           amend its certificate of incorporation, bylaws or other similar organizational documents;

(b)           (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any of its wholly-owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities except pursuant to any Company Stock Plan;

(c)           (i) grant, issue, deliver or sell, or authorize the grant, issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of the Company Stock upon the exercise of outstanding Company Stock

Options in accordance with the terms of such Company Stock Options, (B) any Company Restricted Shares and Company Restricted Stock Units to directors of the Company in the ordinary course consistent with past practices, and (C) any shares of earned Company Performance Shares that have been granted prior to the date of this Agreement or (ii) amend any term of any Company Security or any Company Subsidiary Security;

(d)           acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses having a value (i) in excess of Two Million Dollars ($2,000,000) individually, or Five Million Dollars ($5,000,000) in the aggregate, from any other Person, (ii) merge or consolidate with any other Person or (iii) adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring merger or other reorganization;

(e)           sell, lease, license or otherwise transfer any Subsidiary or any amount of assets, securities, properties, interests or businesses, having a value in excess of Two Million Dollars ($2,000,000) individually, or Five Million Dollars ($5,000,000) in the aggregate, except (i) pursuant to existing contracts or commitments disclosed in the Company Disclosure Letter, and (ii) in the ordinary course of business consistent with past practices in an amount not to exceed Eight Million Dollars ($8,000,000) in the aggregate;

(f)            make any loans, advances or capital contributions to, or investments in, any other Person in excess of One Million Dollars ($1,000,000) either by purchase of stock or securities, contributions to capital, property transfer, purchase of any property or assets of any Person or otherwise (other than (i) loans or advances between and among the Company and/or any of its wholly-owned Subsidiaries made in the ordinary course of business consistent with past practices and (ii) capital contributions to or investments in wholly-owned Subsidiaries made in the ordinary course of business consistent with past practices);

(g)           create, assume, incur or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof (or amend and restate or refinance any existing indebtedness for borrowed money), other than (i) (A) up to Twenty-Five Million Dollars ($25,000,000) of indebtedness under lines of credit existing on the date of this Agreement, (B) any indebtedness or guarantee (including any lease guarantee) incurred in the ordinary course of business consistent with past practices in an amount not to exceed Five Million Dollars ($5,000,000) in the aggregate, or (ii) indebtedness incurred between or among the Company and/or any of its wholly-owned Subsidiaries made in the ordinary course of business consistent with past practices or between any of such wholly-owned Subsidiaries or guarantees by the Company of indebtedness of any wholly-owned Subsidiary made in the ordinary course of business consistent with past practices;

(h)           prepay, redeem, repurchase, defease, cancel or otherwise terminate (or amend, restate or refinance any existing indebtedness for borrowed money) any indebtedness for borrowed money of the Company or any of its Subsidiaries;

(i)            except as required by Applicable Law and except as required under any Company Employee Plan, (i) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement with) any Company Employee or director of the

Company or any Subsidiary, (ii) increase benefits payable under any severance or termination pay policies or employment agreements existing as of the date of this Agreement, (iii) enter into any employment, deferred compensation, retention or other similar agreement (or any amendment to any such existing agreement) with any Company Employee or directors of the Company or any Subsidiary, (iv) establish, adopt or amend any Collective Bargaining Agreement or Company Employee Plan, or (v) increase compensation, bonus or other benefits payable to any Company Employee or director of the Company or any Subsidiary other than (A) annual salary increases in the ordinary course of business consistent with past practice; (B) increases in amounts in accounts under the Executive Plan resulting from the annual salary increases described in (A); or (C) as contemplated by Section 7.05(f);

(j)            change the Company’s methods of accounting or accounting principles or practices, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act approved by its independent public accountants;

(k)           make or change any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, amend any material Tax Returns or file claims for material Tax refunds, enter into any material closing agreement, settle any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability or take any material position on any Tax Return filed on or after the date of this Agreement or adopt any material accounting method that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods;

(l)            make any capital expenditure, or incur any obligation or liability in respect thereof, other than those capital expenditure projects that are (i) not in excess of Four Million Dollars ($4,000,000) in the aggregate or (ii) contemplated by the Company’s 2016 fiscal year forecast, which forecast has been made available to Parent on February 22, 2016;

(m)          create or incur any Lien on any material asset other than in the ordinary course of business consistent with past practices;

(n)           enter into (i) any contract that would have been a Company Material Contract were the Company a party or subject thereto on the date of this Agreement other than entry into renewals of existing Company Material Contracts in the ordinary course of business consistent with past practices (but in no event, for terms of more than twenty-four (24) months) or (ii) lease agreement for real property;

(o)           terminate or amend in any material respect any Company Material Contract or Real Property Lease, or waive, release or assign any material right, claims or benefit of the Company thereunder, except for such terminations, amendments, waivers, releases or assignments in the ordinary course of business consistent with past practices;

(p)           terminate, renew, suspend, abrogate, amend or modify in any material respect any Company Permit other than in the ordinary course of business consistent with past practices;

(q)           settle, or offer or propose to settle, any litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any Subsidiary involving a payment by the Company or any Subsidiary in excess of One Million Five Hundred Thousand Dollars ($1,500,000) individually or Three Million Dollars ($3,000,000) in the aggregate;

(r)            fail to use commercially reasonable efforts to maintain existing material insurance policies or comparable replacement policies; or

(s)            except as, in the reasonable judgment of the Company, is necessary to comply with the ongoing requirements of the 1934 Act or prepare or make any filings with the SEC agree, resolve or commit to do any of the foregoing.

Section 6.02.  Company Stockholder Meeting.  The Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”), which may, at the discretion of the Company, be the Company’s annual meeting of stockholders, to be duly noticed, called and convened as promptly as reasonably practicable (and, subject to the provisions in the remainder of this Section 6.02, in no event more than forty-five (45) days) after confirmation from the SEC that it has no further comments to the Company Proxy Statement, for the purpose of voting on the approval and adoption of this Agreement and the Merger a resolution to adjourn the Company Stockholder Meeting, if necessary or appropriate to solicit additional proxies if there are not sufficient votes to adopt the Agreement, and a resolution to vote on a non-binding advisory proposal to approve change-in-control payments to executives of the Company.  Except as required by Applicable Law, the Company shall not submit any other proposal to its stockholders at the Company Stockholder Meeting without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that, if the Company Stockholder Meeting is also the Company’s annual meeting of stockholders, then the Company may, without the prior written consent of Parent, submit to its stockholders at the Company Stockholder Meeting proposals with respect to the election of the Company’s nominees to the Board of Directors of the Company, the ratification of the Company’s independent registered public accounting firm, and the approval on a non-binding advisory basis of the Company’s executive compensation.  The record date and the meeting date of the Company Stockholder Meeting shall be selected by the Company after reasonable consultation with Parent.  Subject to Section 6.04, (a) the Board of Directors of the Company shall recommend approval and adoption of this Agreement and the Merger by the Company’s stockholders and the Company shall include the Company Board Recommendation in the Company Proxy Statement, (b) the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval and (c) the Company shall otherwise comply in all material respects with the legal requirements applicable to the Company Stockholder Meeting.  Notwithstanding the foregoing, (i) if on a date within two (2) Business Days of the date the Company Stockholder Meeting is scheduled (or, if previously postponed or adjourned, is scheduled to reconvene), the Company has not received proxies representing the Company Stockholder Approval, whether or not a quorum is present, the Company may postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholder Meeting (and the Company shall, at the request of Parent and to the extent permitted by Applicable Law, make one such adjournment if the Company has not previously effected any such postponement or adjournment) as long as the date of the Company Stockholder Meeting is not, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), postponed or adjourned to a date that is later than the later of (accounting for all postponements or adjournments in reliance upon this proviso (i)) (A) thirty

(30) calendar days in the aggregate from the date of the originally scheduled Company Stockholder Meeting and (B) ten (10) Business Days following the termination of the Negotiation Period pursuant to Section 6.04(f) and (ii) if required by Applicable Law to provide the Company’s stockholders additional information or disclosure in connection with the matters to be voted upon at the Company Stockholder Meeting, the Company shall make one or more successive adjournments of the Company Stockholder Meeting only for such period of time as is reasonably necessary in order to give the Company’s stockholders sufficient time to evaluate such additional information or disclosure.  The Company shall use its reasonable best efforts to keep Parent reasonably updated concerning proxy solicitation results for the Company Stockholder Meeting.

Section 6.03.  Access to Information.  From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall (a) give Parent and its Representatives, upon reasonable notice, reasonable access during normal business hours to the offices, properties, books and records of the Company and its Subsidiaries, (b) furnish to Parent and its Representatives such financial and operating data and other information as such Persons may reasonably request and (c) instruct its Representatives to cooperate reasonably with Parent in its investigation of the Company and its Subsidiaries; provided, however, that if the Company does not provide access or information in reliance on the preceding clause, it shall provide notice to Parent that it is withholding such access or information and shall use its commercially reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not violate Applicable Law or binding agreement or risk the waiver of attorney-client privilege.  Any investigation pursuant to this Section 6.03 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries.  Nothing in this Section 6.03 shall require the Company to provide any access, or to disclose any information (i) if providing such access or disclosing such information could reasonably be expected to violate any Applicable Law (including antitrust or privacy laws) or any binding agreement entered into prior to the date of this Agreement or (ii) protected by attorney-client privilege to the extent such privilege cannot be protected by the Company through exercise of its reasonable efforts.

Section 6.04.  No Solicitation; Other Offers.

(a)           Except as provided by the remainder of this Section 6.04, from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 10, neither the Company nor any of its Subsidiaries nor any of their respective officers or directors shall, and the Company and its Subsidiaries shall not authorize any of its other Representatives to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, including by way of furnishing any non-public information or data concerning the Company or its Subsidiaries or any assets owned (in whole or part) by the Company or its Subsidiaries to any Person in furtherance of an Acquisition Proposal or if it would reasonably be expected to lead to an Acquisition Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations with, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, any Third Party with respect to any potential Acquisition Proposal, (iii) enter into any agreement in principle, memorandum of understanding, letter of intent, merger agreement, acquisition agreement, joint venture agreement, option agreement or other similar agreement (but excluding an Acceptable Confidentiality Agreement) providing for a transaction that is the subject of an Acquisition Proposal (an “Alternative Acquisition Agreement”), or (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement concerning an Acquisition Proposal; provided that notwithstanding the foregoing and the last sentence of this Section 6.04(a) the Company shall be permitted to waive, amend, release or fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any Person if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law.  The Company shall, and shall cause each of its Subsidiaries and its and their respective Representatives to, cease immediately and cause to be terminated any and all activities, discussions or negotiations, if any, existing as of the date of this Agreement with any Third Party and its Representatives with respect to any Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal.  The Company shall use its commercially reasonable efforts to promptly inform its Representatives of the obligations in this Section 6.04.  The Company also agrees that it will promptly request each Person that has executed a confidentiality agreement prior to the date hereof in connection with its consideration of acquiring the Company or any of its Subsidiaries to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information furnished to such Person prior to the date hereof by or on behalf of it or any of its Subsidiaries.  The Company and its Subsidiaries shall use commercially reasonable efforts to enforce any confidentiality agreements entered into with any Person in connection with any Acquisition Proposal if requested to do so by Parent, subject to the remaining provisions of this Section 6.04.

(b)           Notwithstanding anything contained in Section 6.04(a) to the contrary, following the receipt of an Acquisition Proposal that was made after the date hereof that did not result from a material breach by the Company, any of its Subsidiaries or its or their respective Representatives of this Section 6.04 and prior to obtaining the Company Stockholder Approval, if (i) the Company or any of its Representatives has received an Acquisition Proposal that the Board of Directors of the Company, after consultation with its outside legal counsel and with its financial advisor, reasonably believes is or could reasonably result in a Superior Proposal and (ii) the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, then, subject to providing written notice to Parent of its decision to take such action and compliance in all material respects with Section 6.04(c), the Company, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with such Third Party and its Representatives, and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall promptly (and in any event within twenty-four (24) hours) provide to Parent any such information relating to the Company that it provided to any such Person which was not previously provided to or made available to Parent.

(c)           The Company shall promptly (and, in any event, within twenty-four (24) hours) notify Parent orally and in writing after the receipt by the Company of any Acquisition Proposal or any request for information or access relating to the Company or any of its Subsidiaries with respect to an Acquisition Proposal indicating, in connection with such notice, the name of such Person (except to the extent disclosure of such identity would breach a confidentiality obligation in effect prior to the execution of this Agreement) and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements, which in each case may be redacted, if necessary to remove the identity of any Third Party to comply with any confidentiality obligation in effect prior to the execution of this Agreement) and thereafter, subject to the foregoing confidentiality qualifications,  shall (i) keep Parent reasonably informed, on a prompt and timely basis, of the status and terms of any such proposals or offers (including any material amendments thereto) and the status of any such discussions or negotiations, and (ii) provide to Parent as soon as practicable copies of all written proposals or offers (including proposed agreements) sent or provided to the Company or any of its Subsidiaries from any Person (or such Person’s Representative) making an Acquisition Proposal that describes any of the financial or other material terms or conditions of such Acquisition Proposal.

(d)           Except as set forth in Section 6.04(e) and Section 6.04(g), the Board of Directors of the Company and each committee of the Board of Directors of the Company shall not:

(i)            withhold, withdraw, qualify or modify (or publicly propose or announce any intention to or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Subsidiary, the Company Board Recommendation;

(ii)           other than in the case of an Acquisition Proposal in the form of a tender offer or exchange offer, fail to publicly affirm the Company Board Recommendation upon Parent’s written request within five (5) Business Days after such request after a public announcement of an Acquisition Proposal;

(iii)          (A) fail to recommend against acceptance of any tender offer or exchange offer that is publicly disclosed (other than by Parent or any of its Subsidiaries) prior to the eleventh (11th) Business Day after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the 1934 Act or (B) recommend that the stockholders of the Company tender their shares of Company Stock in such tender offer or exchange offer;

(iv)          fail to include the Company Board Recommendation in the Company Proxy Statement in connection with the Company Stockholder Meeting; or

(v)           approve, adopt, recommend, or publicly propose to approve, adopt or recommend, any Acquisition Proposal (any action described in Sections 6.04(d)(i) through 6.04(d)(v) being referred to as an “Adverse Recommendation Change”).

(e)           Notwithstanding anything to the contrary set forth in this Agreement but subject to Section 6.04(f), prior to the time, but not after, the Company Stockholder Approval is obtained, if an Acquisition Proposal has been made after the execution of this Agreement, the Board of Directors of the Company may make an Adverse Recommendation Change in response to such Acquisition Proposal or terminate this Agreement pursuant to Section 10.01 if, and only if, (i) such Acquisition Proposal did not result from a material breach by the Company, any of its Subsidiaries or its or their respective Representatives of this Section 6.04; and (ii) the Board of

Directors of the Company determines in good faith after consultation with its outside legal counsel and with its financial advisor that such Acquisition Proposal constitutes a Superior Proposal.

(f)            Prior to making any Adverse Recommendation Change in connection with an Acquisition Proposal and prior to terminating this Agreement pursuant to Section 10.01 (to the extent permitted under Section 6.04), the Company shall deliver to Parent a written notice (a “Superior Proposal Notice”) stating that the Board of Directors of the Company intends to take such action pursuant to Section 6.04 and, if applicable, intends to cause the Company to enter into an Alternative Acquisition Agreement, a copy of the proposed form of which shall be delivered with such notice, together with copies of any documents setting forth the Acquisition Proposal (which notice or intent shall not be an Adverse Recommendation Change or a violation of Section 6.04(d) or any other provision of this Section 6.04).  During the three (3) Business Day period commencing on the first Business Day following the date of Parent’s receipt of such Superior Proposal Notice (the “Negotiation Period”), the Company shall make its Representatives reasonably available for the purpose of engaging in negotiations with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of this Agreement so that the Acquisition Proposal that is the subject of the Superior Proposal Notice ceases to be a Superior Proposal.  Any written proposal made by Parent to amend this Agreement during the Negotiation Period shall be considered by the Board of Directors of the Company in good faith.  Each time the financial or other material terms of such Acquisition Proposal are changed, the Company shall be required to deliver to Parent a new Superior Proposal Notice (including as attachments thereto a copy of the new Alternative Acquisition Agreement relating to such amended Acquisition Proposal and copies of any related documents), and the Negotiation Period shall be extended by an additional three (3) Business Days from the date of Parent’s receipt of such new Superior Proposal Notice.

(g)           Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Company Stockholder Approval is obtained, the Board of Directors of the Company may make an Adverse Recommendation Change in response to an Intervening Event if, and only if, the Board of Directors of the Company determines in good faith after consultation with its outside legal counsel and with its financial advisor that a failure to make an Adverse Recommendation Change in response to such Intervening Event would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law; provided, however, that the Company shall deliver to Parent a written notice (the “Intervening Event Notice”) advising Parent of all available material information with respect to such Intervening Event and stating that the Board of Directors of the Company intends to take such action pursuant to this Section 6.04(g) (which notice or intent shall not be an Adverse Recommendation Change or a violation of Section 6.04(d) or any other provision of this Section 6.04).  During the three (3) Business Day period commencing on the date of Parent’s receipt of the Intervening Event Notice (the “Intervening Negotiation Period”), the Company shall make its Representatives reasonably available for the purpose of engaging in negotiations with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of this Agreement in order to enable the Board of Directors of the Company to proceed with the Company Board Recommendation.  Any written proposal made by Parent to amend this Agreement during the Intervening Negotiation Period shall be considered by the Board of Directors of the Company in good faith.

(h)           Notwithstanding anything to the contrary set forth this Agreement, unless this Agreement is terminated pursuant to, and in accordance with, Section 10.01, (i) the obligation of the Company to establish a record date for, duly call, give notice of, and, subject to Section 6.02, convene and hold the Company Stockholder Meeting and to hold a vote of the Company’s stockholders on the adoption of this Agreement and the Merger at the Company Stockholder Meeting pursuant to Section 6.02 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal (whether or not a Superior Proposal) or by an Adverse Recommendation Change, and (ii) in any case in which the Company makes an Adverse Recommendation Change pursuant to this Section 6.04, the Company shall nevertheless submit this Agreement to a vote of its stockholders at the Company Stockholder Meeting for the purpose of the approval of this Agreement.

(i)            Nothing contained in this Agreement shall prevent the Company or the Board of Directors of the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the 1934 Act (or any similar communication to its stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any disclosure to its stockholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal which the Board of Directors of the Company (after consultation with outside counsel) determines in its good faith judgment that failure to make such disclosure would reasonably be expected to violate U.S. federal or state securities Law or other Applicable Law or its fiduciary obligations under Applicable Law; provided that the Board of Directors of the Company may not effect an Adverse Recommendation Change unless permitted to do so by this Section 6.04; provided, further, that notwithstanding anything herein to the contrary, any “stop, look and listen” disclosure in and of itself shall not be considered an Adverse Recommendation Change or (ii) contacting and engaging in discussions with any Person or group and their respective Representatives who has made an Acquisition Proposal solely for the purpose of clarifying such Acquisition Proposal and the terms thereof.

Section 6.05.  Company Employee Plan Matters.  At the reasonable request of Parent, the Company shall, prior to the Effective Time, adopt such amendments and take such other actions with respect to the Company Employee Plans as Parent may reasonably request to facilitate the transactions contemplated by this Agreement.

Section 6.06.  No Other Representations and Warranties.  Except for the representations and warranties set forth in Article 5, the Company acknowledges and agrees that no other representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of Parent or its Subsidiaries with respect to their respective businesses, affairs, assets, liabilities, financial conditions, results of operations or prospects or with respect to the accuracy or completeness of any other information provided or made available to Company by or on behalf of Parent or its Subsidiaries, and each of Parent and Merger Subsidiary hereby disclaims any such representation or warranty, whether by or on behalf of Parent or Merger Subsidiary, and notwithstanding the delivery or disclosure to the Company, or any of their Representatives or Affiliates of any documentation or other information by Parent, Merger Subsidiary, any of their respective Subsidiaries or any of their Representatives or any of their respective Subsidiaries with respect to any one or more of the foregoing.  Neither Parent, Merger Subsidiary nor any of their Representatives will have or be subject to any liability or obligation to the Company or any other Person resulting from the distribution in written or verbal communications to the Company of any such information, including any information, documents, projections, forecasts or other material made available to the Company in online “data rooms,” confidential information memoranda or management interviews and presentations.

ARTICLE 7

COVENANTS OF PARENT

Section 7.01.  Conduct of Parent.  Except with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), as contemplated by this Agreement, as set forth in Section 7.01 of the Parent Disclosure Letter or as required by Applicable Law, from the date hereof until the Effective Time, Parent shall not, nor shall it permit any of its Subsidiaries to:

(a)           take any action or fail to take any action that is intended or is reasonably likely to result in (i) a delay in the consummation of the Merger or the transactions contemplated by this Agreement, (ii) any impediment to Parent’s ability to consummate the Merger or the transactions contemplated by this Agreement, (iii) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (iv) any of the conditions to the Merger set forth in Article 9 not being satisfied or (v) a material violation of any provision of this Agreement, except, in each case, as required by Applicable Law; or

(b)           agree, resolve or commit to do any of the foregoing.

Section 7.02.  Obligations of Merger Subsidiary.  Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.03.  Voting of Shares.  Parent shall vote all shares of Company Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Stockholder Meeting.

Section 7.04.  Director and Officer Liability.  Parent shall, and Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)           From and after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless, and provide advancement of expenses to, the present and former officers and directors of the Company and its Subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions in their capacity as a director or officer of the Company or its Subsidiaries or as an officer, director, employee, fiduciary or agent of another enterprise if the Indemnified Person was serving in such capacity at the request of the Company or any of its Subsidiaries, in any case occurring at or prior to the Effective Time, to the fullest extent permitted by Delaware Law or any other Applicable Law (in the case of non-Delaware entities) or provided under the certificate of incorporation, bylaws, any indemnification agreements and any other governing documents of the Company and its Subsidiaries in effect on the date hereof.

In the event of any threatened or pending claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal (each, a “Proceeding”) to which an Indemnified Person is, has been or becomes a party or with respect to which an Indemnified Person is, has been or becomes otherwise involved (including as a witness), arising in whole or in part out of, or pertaining in whole or in part to, the fact that the Indemnified Person is or was an officer or director of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as an officer, director, employee, fiduciary or agent of another enterprise (including any Proceeding arising out of or pertaining to matters occurring or existing or alleged to have occurred or existed, or acts or omissions occurring or alleged to have occurred, at or prior to the Effective Time, or arising out of or pertaining to this Agreement and the transactions and actions contemplated hereby), Parent shall, or shall cause the Surviving Corporation to, advance fees, costs and expenses (including attorney’s fees and disbursements) incurred by each Indemnified Person in connection with and prior to the final disposition of such Proceedings, such fees, costs and expenses (including attorney’s fees and disbursements) to be advanced within twenty (20) days of receipt by Parent from the Indemnified Person of a request therefor, provided such Indemnified Person provides a written affirmation of such Indemnified Person’s good faith belief that he or she has met all applicable standards of conduct applicable to indemnification and an undertaking to repay such advance if it is ultimately determined by a final non-appealable order of a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification under this Section 7.04(a) or otherwise.

(b)           For a period of six (6) years after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions regarding (i) elimination of liability of directors and managers, (ii) indemnification of officers, directors and managers, and (iii) advancement of expenses, in each case, for periods prior to and including the Effective Time, that are no less advantageous to the intended beneficiaries than the corresponding provisions in the Company’s governing documents in existence on the date of this Agreement.  The indemnification agreements with the Company’s directors and officers that survive the Merger shall continue in full force and effect in accordance with their terms.

(c)           For a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect all provisions in the certificate of incorporation, bylaws and other governing documents of the Company’s Subsidiaries regarding (i) elimination of liability of directors and managers, (ii) indemnification of officers, directors and managers, and (iii) advancement of expenses, in each case, that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(d)           Prior to the Effective Time, the Company shall, or, if the Company is unable to or does not, Parent shall and shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that neither the Company nor the Surviving Corporation shall purchase such a “tail” policy for a premium amount for any one year in excess of 300% of the annual premium currently paid by the Company for such insurance (the “Tail Cap”) without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, that if the premiums of such “tail” policy exceed the Tail Cap, the Company, after prior consultation with Parent, may obtain such a “tail” policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding the Tail Cap.  If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, either (i) continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof or (ii) purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence a premium amount for any one year in excess of the Tail Cap; and provided, further, that if the premiums of such insurance coverage with respect to any policy year exceed the Tail Cap, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding the Tail Cap.

(e)           Notwithstanding anything herein to the contrary, if an Indemnified Person is or has been a party to or is or has been otherwise involved (including as a witness) in any Proceeding (whether arising before, at or after the Effective Time) on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 7.04 shall continue in effect until the final disposition of such Proceeding.

(f)            If Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.04.

(g)           The rights of each Indemnified Person under this Section 7.04 shall be in addition to any rights such Person may have under the certificate of incorporation, bylaws or other governing documents of the Company or any of its Subsidiaries, under Delaware Law or any other Applicable Law (in the case of non-Delaware entities) under any agreement of any Indemnified Person with the Company or any of its Subsidiaries.  These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 7.05.  Employee Matters.

(a)           For a period of twelve (12) months following the Closing, Parent shall, and shall cause its Subsidiaries (including the Company and its Subsidiaries) to, provide to each Company Employee who is employed immediately prior to the Closing and who becomes an employee of Parent, the Company or any of its Subsidiaries upon the Closing (each such individual, a “Continuing Employee”) employee benefits that are no less favorable in the aggregate than the level of such employee benefits provided to such employees on the date hereof.

(b)           For a period of twelve (12) months following the Closing, Parent shall maintain the employee severance protections set forth in Section 7.05(b) of the Company Disclosure Letter, which shall be in lieu of any Parent severance plans or benefits.

(c)           Parent shall, and shall cause its Subsidiaries (including the Company and its Subsidiaries) to, cause each Parent Employee Plan to (i) recognize the pre-Closing service of participating Continuing Employees with the Company for all purposes of vesting, eligibility and benefit entitlement (but not for purposes of pension benefit accrual), except to the extent such service credit would result in a duplication of benefits for the same period, (ii) waive any pre-existing condition limitations for participating Continuing Employees and (iii) use commercially reasonable efforts to provide credit to each participating Continuing Employee under the applicable Parent Employee Plan for amounts paid by the Continuing Employee prior to the Closing during the year in which the Closing occurs under any analogous Company Employee Plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms of such Parent Employee Plan.

(d)           Parent shall cause the Company and its Subsidiaries to continue to credit under any applicable Parent Employee Plans each Continuing Employee for all vacation and personal holiday pay that such Continuing Employee is entitled to use but has not used as of the Closing.

(e)           Parent and Merger Subsidiary hereby acknowledge that (i) the Merger will constitute a “Change in Control” (or concept of similar import) under the Company Employee Plans and (ii) as a result of the Merger, the individuals identified in Section 7.05(e) of the Company Disclosure Letter will be deemed to have experienced a “Good Reason” event (or concept of similar import), as applicable, for all purposes under the Company Employee Plans.

(f)            The Company shall pay annual cash bonuses to executive officers and other key corporate office employees covered by the Carmike Annual Executive Bonus Program (the “Executive Plan”) for the period ending December 31, 2016 as follows: (i) if the Closing occurs prior to December 31, 2016, annual cash bonuses will be paid at the target performance level on a pro-rata basis, (ii) if the Closing occurs on or after December 31, 2016 and if the compensation committee of the Company’s Board of Directors (the “Compensation Committee”) has certified the performance results prior to Closing, annual cash bonuses will be paid based on actual achieved performance, and (iii) if the Closing occurs on or after December 31, 2016 and if the Compensation Committee has not certified the performance results prior to Closing, annual cash bonuses will be paid at the target performance level.  The Company shall pay annual cash bonuses to individuals not covered by the Executive Plan in accordance with the terms of the applicable bonus plan.  The Company shall pay the annual cash bonuses that are contemplated by this Section 7.05(f) on the earlier of (A) immediately prior to the Closing and (B) the date that is consistent with the Company’s past practices.  For the avoidance of doubt, it is the intent of the Parties that the annual cash bonuses contemplated by this Section 7.05(f) are in addition to the severance arrangements set forth on Section 4.19(a) of the Company Disclosure Letter.

(g)           Nothing in this Section 7.05, express or implied, is intended to or shall confer upon any other Person, including any Continuing Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and no provision of this Section 7.05 shall constitute an amendment of, or an undertaking to amend, any Company Employee Plan or Parent Employee Plan.

Section 7.06.  No Other Representations and Warranties.  Except for the representations and warranties set forth in Article 4, each of Parent and Merger Subsidiary acknowledges and agrees that no other representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company or its Subsidiaries with respect to their respective businesses, affairs, assets, liabilities, financial conditions, results of operations or prospects or with respect to the accuracy or completeness of any other information provided or made available to Parent or Merger Subsidiary by or on behalf of the Company or its Subsidiaries, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Merger Subsidiary, any of their respective Subsidiaries or any of their Representatives or Affiliates of any documentation or other information by the Company or any of its Representatives with respect to any one or more of the foregoing.  Neither the Company nor any of its Representatives or Affiliates will have or be subject to any liability or obligation to Parent or Merger Subsidiary or any other Person resulting from the distribution in written or verbal communications to Parent or Merger Subsidiary of any such information, including any information, documents, projections, forecasts or other material made available to Parent or to Merger Subsidiary in online “data rooms,” confidential information memoranda or management interviews and presentations.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

Section 8.01.  Regulatory Undertakings.

(a)                                 Upon the terms and subject to the conditions of this Agreement, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, as soon as practicable (and in any event prior to the End Date), the transactions contemplated by this Agreement, including (i) obtaining and maintaining all necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals (collectively, “Approvals”) from Governmental Authorities and the making of all other necessary registrations and filings, (ii) obtaining all Approvals from third parties that are necessary or desirable in connection with the transactions contemplated by this Agreement, (iii) the execution and delivery of any additional instruments necessary to consummate any of the transactions contemplated by, and to fully carry out the purposes of, this Agreement and (iv) providing all such information concerning such Party, its Ultimate Parent Entity, its Affiliates, its Affiliates’ officers, directors, employees and partners, and, in the case of Parent, the Wanda Group Parties and their respective officers, directors, employees and partners, as may reasonably be requested in connection with any of the matters set forth in this Section 8.01.  None of the Parties shall, nor shall it permit any of its Affiliates to take or agree to take any action that would reasonably be expected to impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Approvals from any Governmental Authority with respect to the transactions contemplated by this Agreement.  Nothing set forth in this Section 8.01 limits, modifies, waives, amends or otherwise adversely affects (A) the Company’s rights under Section 6.04 or (B) any Party’s rights under Article 10.

(b)                                 Subject to Section 8.01(c), each of Parent and the Company shall (i) make or cause to be made the filings required of such Party or any of its Affiliates, and in the case of Parent, any Wanda Group Party or its Ultimate Parent Entity, under the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable and advisable as mutually agreed by the Parties, and not later than September 30, 2016, unless otherwise agreed to by the Parties in writing, (ii) make or cause to be made such other filings as are required under Applicable Law by such Party or any of its Affiliates in foreign jurisdictions governing antitrust, competition, trade regulation or similar matters as soon as reasonably practicable after the date of this Agreement, (iii) comply  with any request for additional information, documents or other materials received by such Party or any of its Affiliates from the Federal Trade Commission (the “FTC”), the Department of Justice (the “DOJ”) or any other Governmental Authority under the HSR Act or any other Applicable Laws when practicable and advisable as mutually agreed by the Parties and (iv) subject to Section 8.01(e), cooperate in good faith with the other Party in obtaining all Approvals required under Applicable Laws and in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any Applicable Laws with respect to any such filing or any such Approval.

(c)                                  Parent and the Company shall coordinate with respect to the overall strategy relating to the Antitrust Laws, including with respect to any filings, notifications, submissions and communications with or to any antitrust regulatory authority; provided, however, that (x) subject to the other provisions of this Section 8.01, Parent shall make the final determination as to the appropriate course of action and (y) neither Parent nor the Company shall be constrained from complying with Applicable Law. Each Party shall (i) consult and cooperate with the other Party regarding, allow the other Party to have a reasonable opportunity to review in advance prior to their submission (if applicable) and consider in good faith the views of the other Party regarding the form and content of, any filings, correspondence, written communications, analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with proceedings under or relating to any Antitrust Laws, (ii) promptly furnish the other Party with copies of all correspondence, filings and written communications between them and their Affiliates and their respective representatives, on the one hand, and any such Governmental Authority or its respective staff on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement and (iii) give the other Party the opportunity to attend and participate in any in-person meetings, and to the extent reasonably practicable, substantive telephone calls with the DOJ, the FTC or any other Governmental Authority (to the extent permitted by the DOJ, the FTC or such Governmental Authority) with respect to the subject matter of this Section 8.01 (including with respect to any of the actions referred to in Section 8.01(d) and Section 8.01(e)) and, if the other Party is prohibited by Applicable Laws or by the DOJ, the FTC or such Governmental Authority from attending and participating in any such meetings or calls, keep the other Party reasonably apprised with respect thereto to the extent permitted under Applicable Law. Each Party shall use its reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Applicable Law in connection with the transactions contemplated by this Agreement. Neither Party will directly or indirectly extend any waiting period under the HSR Act or enter into any agreement with a Governmental Authority related to this Agreement or the transactions contemplated by this Agreement except with the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed).  Notwithstanding any provisions of this Section 8.01 to the contrary, (A) materials provided to the other Party pursuant to this Section 8.01 may be redacted (x) to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address privilege or confidentiality concerns and (B) each Party shall have the right to designate any information as attorneys eyes only.

(d)                                 In connection with and without limiting Section 8.01(a), but subject to Section 8.01(e), each of Parent and the Company shall use its reasonable best efforts to take such action as may be required to cause the expiration or termination of the waiting periods under the HSR Act or other Antitrust Laws with respect to the transactions contemplated by this Agreement as soon as practicable after the execution of this Agreement (and in any event prior to the End Date), including using its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statues, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”).  In connection therewith and subject to Section 8.01(e), if any Proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Applicable Laws, each of Parent and the Company shall, and shall cause their respective Affiliates to vigorously contest and resist any such Proceeding (through negotiation, litigation or otherwise), including any administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent (each an “Order”), that is in effect and that prohibits, prevents, delays or restricts the consummation of the transactions contemplated by this Agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal.

(e)                                  Notwithstanding anything to the contrary in this Agreement, the Company shall not, without the written consent of Parent, agree to or effect any Antitrust Action required by any Governmental Authority.  If necessary to avoid the commencement of any Proceeding by any Governmental Authority challenging the transactions under this Agreement under any Applicable Laws, or if already commenced, to avoid the entry of, or to effect the dissolution of, any Order that would prohibit, prevent or restrict the consummation of the transactions contemplated by this Agreement, then, subject to the penultimate sentence of this Section 8.01(e), Parent shall, and shall cause its Affiliates to, offer, negotiate and agree to, and shall effect, any Antitrust Action with respect to Parent’s, the Company’s or their respective Affiliates’ businesses or assets; provided that Parent shall not be required to agree to or effect any Antitrust Actions with respect to any of Parent’s, the Company’s or their respective Affiliates’ businesses or assets if such Antitrust Actions have a Regulatory Material Adverse Effect.  Notwithstanding the foregoing or anything contained in this Agreement to the contrary, Parent shall not be required to agree to or effect any Antitrust Action with respect to the Company, Parent or any of their respective Affiliates’ businesses or assets unless such actions are conditioned upon the occurrence of the Closing or are effective on or after the Closing, and no Party shall be required to waive any of the conditions set forth in Article 9 as they apply to such Party.  None of the actions taken or proposed to be taken pursuant to this Section 8.01(e) shall be deemed to result in a breach of the representations and warranties set forth in this Agreement or shall be considered for purposes of determining whether a Company Material Adverse Effect or a Parent Material Adverse Effect has occurred.

(f)                                   (i) Prior to the Closing, Parent shall, and shall cause its Affiliates to, offer, negotiate and agree to, the sale of the Proscribed Theatres; and (ii) Parent shall, and the Company shall reasonably cooperate to, effect the sale of the Proscribed Theatres simultaneously with the Closing on the terms negotiated by Parent; provided that (A) neither Parent nor the Company shall be constrained from complying with Applicable Law; and (B) the sale of the Proscribed Theatres is contingent on the Closing.

Section 8.02.  Certain Filings.

(a)                                 The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Company Proxy Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from Parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Proxy Statement and seeking timely to obtain any such actions, consents, approvals or waivers.

(b)                                 As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Company Proxy Statement.  The Company shall mail or deliver the Company Proxy Statement to the Company’s stockholders as promptly as practicable after receipt of confirmation from the SEC that it has no further comments to the Company Proxy Statement.  Parent shall furnish to the Company all information as may be reasonably requested by the Company in connection with any such action and the preparation, filing and distribution of the Company Proxy Statement.  Each of Parent and the Company shall, as promptly as practicable after receipt thereof, provide the other Party with copies of any written comments and advise the other Party of any oral comments with respect to the Company Proxy Statement received by the SEC.  The Company shall provide Parent with a reasonable opportunity to review and comment on any amendment or supplement to the Company Proxy Statement prior to filing such with the SEC and if required, the Company shall disseminate to the Company’s stockholders, as promptly as reasonably practicable, any amendment of or supplement to the Company Proxy Statement required as a result of such comments or as otherwise required by Applicable Law.  No filing of, or amendment or supplement to, the Company Proxy Statement, or response to SEC comments with respect thereto, will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed).  Parent and the Company shall use reasonable best efforts to take any other action required to be taken under the 1934 Act, Delaware Law and the rules of NASDAQ and the NYSE, in connection with the filing and distribution of the Company Proxy Statement and the solicitation of proxies from the Company’s stockholders thereunder.

(c)                                  If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Subsidiaries, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to the Company Proxy Statement, so that such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of the Company.

Section 8.03.  Parent Financing.

(a)                                 Parent shall use its reasonable best efforts to, and shall cause its Subsidiaries to use reasonable best efforts to, obtain and consummate the Financing on the terms and conditions described in or contemplated by the Debt Commitment Letters (including the “market flex” provisions in any Debt Commitment Letter or Fee Letter) including using its reasonable best efforts to (i) negotiate and enter into the Debt Financing Documents on such terms and conditions (as such terms may be modified or adjusted in accordance with (x) the terms of, and within the limits of any such “market flex” provisions and (y) this Section 8.03), (ii) if all of the conditions to the Closing contained in Article 9 are satisfied or waived (other than those conditions that by their terms are to be satisfied or waived at the Closing or will be satisfied or waived upon funding) and the Marketing Period has ended, satisfy on a timely basis (or obtain a waiver of) all conditions applicable to Parent and Merger Subsidiary contained in the Debt Commitment Letters that are within its or their control, (iii) cause the lenders party to the Debt Commitment Letters to fund at the Closing the full amount of the Financing required to consummate the transactions contemplated by this Agreement, if all of the conditions to the Closing contained in Article 9 are satisfied or waived (other than those conditions that by their terms are to be satisfied or waived at the Closing or will be satisfied or waived upon funding) and (iv) maintain in effect and comply with its obligations under (x) the Debt Commitment Letters and (y) to the extent necessary to obtain and consummate the Financing, the Existing Credit Facility.  Parent shall not agree to any amendment or modification to be made to, or any waiver of any provision or remedy, under the Debt Commitment Letters or the Existing Credit Facility without the prior written consent of the Company; provided that notwithstanding the foregoing Parent shall be permitted to amend the Debt Commitment Letters (A) to add purchasers, lenders, lead arrangers, book-runners, syndication agents or similar entities who had not executed any Debt Commitment Letter as of the date of this Agreement provided, further, that no such addition shall relieve the original Lenders of their obligations under the Debt Commitment Letters prior to the initial funding of the Financing, except as set forth in the Debt Commitment Letters in respect of the “Additional Initial Lenders” (as defined thereunder), or (B) so long as such amendments or modifications do not, or could not be reasonably expected to, materially delay, prevent or adversely affect the Closing or the consummation of the Financing.  Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts payable under the Debt Commitment Letters, Fee Letters and the Debt Financing Documents as required for funding of the full amount of the Financing at Closing.  Upon any amendment, supplement or modification of the Debt Commitment Letters or the Existing Credit Facility (as the case may be) in accordance with this Section 8.03, Parent shall provide a copy thereof to the Company and the term “Debt Commitment Letters” shall mean the Debt Commitment Letters as so amended, supplemented or modified and the term “Existing Credit Facility” shall mean the Existing Credit Facility as so amended, supplemented or modified.

(b)                                 If all or any portion of the Financing becomes unavailable on the terms and conditions set forth therein (including the “market flex” provisions in any Debt Commitment Letter or Fee Letter), Parent shall promptly notify the Company, and Parent shall, and shall cause its Subsidiaries to, use its reasonable best efforts to promptly obtain substitute financing (on terms and conditions that are not materially less favorable to Parent and Merger Subsidiary, taken as a whole, than the terms and conditions as set forth in the Debt Commitment Letters, taking into account any “market flex” provisions in any Debt Commitment Letter or Fee Letter) sufficient to enable Parent to consummate the Merger and the other transactions contemplated hereby in accordance with their terms (the “Substitute Financing”) and obtain a new commitment letter that provides for such Substitute Financing and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and fee letter (redacted in the manner required thereby).  Such Substitute Financing shall be deemed to be a part of the “Financing” and any commitment letter and fee letter for such Substitute Financing shall be deemed a “Debt Commitment Letter” and “Fee Letter” for all purposes of this Agreement.

(c)                                  Parent and Merger Subsidiary shall give the Company prompt written notice: (i) of any material breach or default under the Debt Commitment Letter by any party thereto or an

Event of Default as defined in and under the Existing Credit Facility, (ii) of the receipt of any written notice from any party to any Debt Commitment Letter with respect to any actual or threatened material breach, default, withdrawal, termination or repudiation of any provisions of any Debt Commitment Letter by such party, (iii) of the receipt of any written notice from any party to the Existing Credit Facility with respect to any Event of Default as defined in and under the Existing Credit Facility, and (iv) if for any reason Parent or Merger Subsidiary believes in good faith that it will not be able to timely obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letters.  Promptly following any reasonable written request by the Company therefor, Parent shall provide the Company any information reasonably requested by the Company in writing relating to any circumstance referred to in the immediately preceding sentence.  Parent shall keep the Company reasonably informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing (or Substitute Financing obtained in accordance with Section 8.03(b)), including all material activity and timing considerations.

(d)                                 On and prior to the Closing, the Company shall, subject to expense reimbursement as provided in clause (e) below, and shall cause its Subsidiaries, officers and employees, and shall use commercially reasonable efforts to cause its advisors and representatives (including legal and accounting) to, cooperate, as may be reasonably requested, with Parent’s efforts to consummate the Financing, including to do the following: (i) at reasonable times and upon reasonable notice, participate in, and assist in preparation for, customary meetings, presentations, road shows, conference calls, drafting sessions, due diligence sessions and sessions with rating agencies in connection with the Financing or any offering of high-yield debt securities under Rule 144A of the 1933 Act, (ii) assist with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing or any offering of high-yield debt securities under Rule 144A of the 1933 Act and executing and delivering customary authorization letters; provided, however, that any private placement memoranda or prospectuses in relation to high yield debt or equity securities need not be issued by the Company or any of its Subsidiaries; provided, further, that any such memoranda or prospectuses shall contain disclosure and financial statements with respect to the Company or the Surviving Corporation reflecting the Surviving Corporation and/or its Subsidiaries as the obligor(s), (iii) furnish Parent and Merger Subsidiary and their Financing Sources with the Required Financial Information and other pertinent information regarding the Company as may be reasonably requested by Parent that are necessary for the satisfaction of the obligations and conditions set forth in the Debt Commitment Letters, (iv) using commercially reasonable efforts to obtain accountants’ comfort letters reasonably requested by Parent and to cause accountants to consent to the use of their reports in any material relating to the Financing or any offering of high-yield debt securities under Rule 144A of the 1933 Act, (v) assist in preparation, negotiation, execution and delivery of definitive financing documentation and schedules and exhibits thereto, (vi) facilitate the entrance into other documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the Financing or any offering of high-yield debt securities under Rule 144A of the 1933 Act as may be reasonably requested by Parent in connection with the Financing or any offering of high-yield debt securities under Rule 144A of the 1933 Act and otherwise reasonably facilitating the pledge of collateral and providing of guarantees contemplated by the Debt Commitment Letters; provided, that any obligations of the Company or any of its Subsidiaries contained in all such agreements and documents shall be subject to the occurrence of the Closing and effective no earlier than the Closing, (vii) assist in obtaining customary debt pay-off letters (if any) with respect to the Company’s existing credit facility, (viii) using commercially reasonable efforts to ensure that the syndication efforts in respect of the Financing benefit from the existing lending relationships of the Company, (ix) furnish Parent and its Financing Sources as promptly as practicable, and in any event no later than 3 Business Days prior to the Closing, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act, to the extent requested in writing by Parent at least 10 Business Days prior to the Closing, (x) coordinate (A) a request for a waiver under the Company’s existing indenture governing its senior notes in connection with any change of control that may result from the transactions provided for in this Agreement (it being understood and agreed that any waiver fee shall be paid by Parent and any solicitation agent appointed in connection with a waiver or consent solicitation shall be appointed and paid for by Parent) and (B) a request for any amendments to the indenture as may be reasonably requested by the Parent (including using commercially reasonable efforts to conduct a consent solicitation (it being understood and agreed that any consent fee shall be paid by Parent and any solicitation agent appointed in connection with a consent solicitation shall be appointed and paid by Parent), to enter into and cause the trustee to enter into a supplemental indenture effecting such waiver (if successful) and applicable amendments requested by Parent, and provide and cause counsel to provide any opinion or certificate required under the indenture in connection with a successful request for a waiver or amendment) and (xi) cause the taking of corporate actions by the Company and its Subsidiaries reasonably necessary to permit the consummation of the Financing or any offering of high-yield debt securities under Rule 144A of the 1933 Act at the Closing; it being understood and agreed that no such corporate action will be required to take effect prior to the Closing; provided that, notwithstanding anything to the contrary contained in this Agreement (including this Section 8.03), (A) nothing in this Agreement (including this Section 8.03) shall require any such cooperation to the extent that it would (1) require the Company or any of its Subsidiaries or Representatives, as applicable, to waive or amend any terms of this Agreement or agree to pay any commitment or other fees or reimburse any expenses prior to the Effective Time, or incur any liability or give any indemnities or otherwise commit to take any action (other than with respect to any authorization letter described above in clause (d)(ii)) that is not contingent upon the Effective Time, (2) unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries it being understood and agreed that compliance with the requirements set forth in clause (d) above will not unreasonably interfere with the business or operations of the Company or any of its Subsidiaries, (3) require the Company or any of its Subsidiaries to take any action that will conflict with or violate the Company’s organizational documents or any Applicable Law or result in the material contravention of, or that would reasonably be expected to result in a material violation or material breach of, or material default under, any Company Material Contract, (4) require the Company or its Subsidiaries to enter into or approve any financing or purchase agreement with respect to any matter relating to the Financing, (5) require any pre-Closing directors or managers of the Company or any of its Subsidiaries, acting in such capacity, to adopt any resolutions approving any Debt Financing Documents or to execute, enter into, deliver or perform any Debt Financing Documents, (6) require any officers or other authorized signatories of the Company or any of its Subsidiaries to execute, enter into, deliver or perform any Debt Financing Documents whose effectiveness is not contingent upon the Closing or that would be or become effective prior to the Effective Time, or (7) result in any officer, director or Representative of the Company or any of its Subsidiaries incurring any personal liability with respect to any matters relating to the Financing, and (B) no action, liability or obligation of the Company or any of its Subsidiaries or any of their respective Representatives under any Debt Financing Documents shall be effective until the Effective Time, other than with respect to any authorization letter described above in clause (d)(ii)).  The Company consents to the reasonable use of the Company’s logos in connection with any Financing in a manner customary for such financing transaction, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its products, services, offerings or intellectual property rights.

(e)                                  Parent shall promptly, upon request by the Company, reimburse the Company for any of its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries or their respective Affiliates at Parent’s request in connection with the cooperation of the Company contemplated by this Section 8.03 and shall indemnify and hold harmless the Company and its Subsidiaries and their respective Affiliates and Representatives for and against any and all losses, suffered or incurred by them in connection with the arrangement of the Financing, any action taken by them at the request of Parent pursuant to this Section 8.03 and any information utilized in connection therewith (other than information provided by the Company and its Affiliates); provided, however, that this clause (e) shall not apply to the extent that the relevant amounts result from the Company’s or its Subsidiaries or their respective Affiliates’ bad faith, willful misconduct or gross negligence or material breach of this Agreement, in each case as determined by a final and non-appealable judgment of a court of competent jurisdiction.

(f)                                   The Company shall, and shall cause its Subsidiaries to (i) periodically update any applicable Required Financial Information provided by them or on their behalf as may be necessary so that such Required Financial Information is (A) Compliant, and (B) meets the applicable requirements set forth in the definition “Required Financial Information” , and (ii) notify Parent in writing if (1) the Company determines that it must restate any financial statements included in the Required Financial Information or (2) the applicable independent accountants for the Company shall have withdrawn any audit opinion with respect to any financial statements contained in the Required Financial Information for which they have provided an opinion.

(g)                                  All non-public or other confidential information provided by the Company, its Subsidiaries or their respective Representatives pursuant to this Section 8.03 shall be kept confidential in accordance with the Confidentiality Agreement; provided that notwithstanding the terms of the Confidentiality Agreement, Parent shall be permitted to disclose such information to the Financing Sources identified in the Debt Commitment Letters, any provider of Substitute Financing and their respective Representatives in connection with the Financing and any Substitute Financing and any other potential source of debt financing in connection with the transactions contemplated herein so long as such Persons agree to be bound by the confidentiality provisions of the Confidentiality Agreement, the confidentiality provisions set forth in the Debt Commitment Letters or other reasonable and customary confidentiality undertakings in respect of transactions similar to that contemplated by the Financing or any Substitute Financing.

Section 8.04.  Public Announcements.  Except in connection with actions taken pursuant to, and otherwise in accordance with, Section 6.04 and Article 10, each of Parent and the Company shall (a) not issue any such press release or make any such other public statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, in which case such Party shall use reasonable best efforts to consult with the other Party to extent practicable and (b) consult with each other before scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby.

Section 8.05.  Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.06.  Notices of Certain Events.  Each of the Company and Parent shall promptly notify the other of:

(a)                                 any notice or other communication from any Person alleging that the consent of such Person is required in connection with the transactions contemplated by this Agreement;

(b)                                 any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(c)                                  any actions, suits, claims, investigations or proceedings commenced or threatened against, or involving the Company any of its Subsidiaries or Parent, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement.

Notwithstanding any of the foregoing, the delivery of any notice pursuant to this Section 8.06 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

Section 8.07.  Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.08.  Defense of Litigation.  The Company shall control, and the Company shall consult with Parent and keep Parent reasonably informed with respect to any material developments regarding, the defense of any Proceeding brought by any of the Company’s stockholders against the Company or its directors or officers arising out of or relating to transactions contemplated by this Agreement; provided, however, that the Company shall not settle any such Proceeding (a) without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (b) unless permitted by Section 6.01(q) or (c) unless such settlement would not impose any material obligations that relate to the operation of the business of the Company or its Subsidiaries following the Effective Time.

Section 8.09.  No Control of Other Party’s Business.  Subject to the terms and conditions of this Agreement, nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control Parent’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control over its and its Subsidiaries’ respective operations.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01.  Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a)                                 the Company Stockholder Approval shall have been obtained in accordance with Delaware Law;

(b)                                 no Proceeding brought by any Governmental Authority in the United States of America pursuant to Antitrust Laws is pending that challenges or seeks to prevent, enjoin, alter or delay the Merger or any of the other transactions contemplated hereby, and no restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or any Governmental Authority in the United States of America preventing the consummation of the Merger shall have taken effect after the date hereof and shall still be in effect; and

(c)                                  any applicable waiting period (and any extension of such period) under the HSR Act relating to the Merger shall have expired or been terminated and any agreement with any Governmental Authority with respect to the HSR Act not to close the transaction shall have expired or been terminated.

Section 9.02.  Conditions to the Obligations of Parent and Merger Subsidiary.  The obligation of Parent and Merger Subsidiary to consummate the Merger is further subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a)                                 The representations and warranties of the Company set forth in (i) Article 4 (other than in Sections 4.01 (first sentence only), 4.02(a), 4.04(a), 4.05 and 4.27) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) Section 4.05 shall be true and correct (without regard to “materiality,” Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for inaccuracies that are not material, and (iii) Sections 4.01 (first sentence only), 4.02(a), 4.04(a), and 4.27 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date and period;

(b)                                 the Company and its Subsidiaries shall have performed and complied in all material respects with the covenants and obligations under this Agreement contemplated to be performed or complied with by the Company or its Subsidiaries prior to the Effective Time;

(c)                                  since the date of this Agreement, there shall not have been any Circumstances that have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and that are continuing;

(d)                                 the aggregate number of Dissenting Shares shall not equal or exceed 20% of the shares of Company Stock outstanding at the record date for the Company Stockholder Meeting; and

(e)                                  the Company shall have delivered to Parent a certificate signed by an executive officer of the Company dated as of the date of the Effective Time certifying that the conditions specified in Section 9.02(a), Section 9.02(b) and Section 9.02(c) have been satisfied.

Section 9.03.  Conditions to the Obligations of the Company.  The obligation of the Company to consummate the Merger is further subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a)                                 The representations and warranties of Parent set forth in (i) Article 5 (other than in Sections 5.01 (first sentence only) and 5.02) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Parent Material Adverse Effect and similar qualifiers contained in such representations and warranties) have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (ii) Sections 5.01 (first sentence only) and 5.02 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) and (ii), as applicable) only as of such date and period;

(b)                                 Parent and its Subsidiaries shall have performed and complied in all material respects with the covenants and obligations under this Agreement contemplated to be performed or complied with by Parent and its Subsidiaries prior to the Effective Time; and

(c)                                  Parent shall have delivered to the Company a certificate signed by an executive officer of Parent dated as of the date of the Effective Time certifying that the conditions specified in Section 9.03(a) and Section 9.03(b) have been satisfied.

Section 9.04.  Frustration of Closing Conditions.  Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 9.01, Section 9.02 or Section 9.03, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement or failure in any material respect to use the standard of efforts required from such Party to consummate the Merger and the other transactions contemplated hereby.

ARTICLE 10

TERMINATION

Section 10.01.  Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company or the members of Merger Subsidiary, except as provided in Section 10.01(d)(i)), it being understood that any termination by Parent shall also constitute a termination by Merger Subsidiary:

(a)                                 by mutual written agreement of the Company and Parent;

(b)                                 by either the Company or Parent, if:

(i)                                     the Merger has not been consummated on or before December 5, 2016 (the “End Date”); provided that if on the third Business Day prior to the End Date, the condition to Closing set forth in Section 9.01(b) or 9.01(c) shall not have been satisfied but all other conditions to Closing shall be satisfied or shall be capable of being satisfied upon satisfaction of the condition to Closing set forth in such sections, then Parent or the Company shall have the right to extend the End Date an additional ninety (90) days (which, if so validly extended, shall become the “End Date” for all purposes under this Agreement) by notifying the other Party in writing of such election before the End Date; provided, further, that if the Marketing Period has not ended as of the third Business Day prior to the End Date and all other conditions to Closing shall be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing), the End Date shall be extended automatically to the third Business Day immediately following the last day of the Marketing Period, provided, further, however, that (X) the right to extend the End Date shall not be available to any Party whose intentional failure to provide all of the information required pursuant to the HSR Act in the initial filing or upon additional requests from the appropriate regulators or to fulfill any obligation of such Party under this Agreement shall have caused such condition not to be satisfied and (Y) the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any Party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by the End Date;

(ii)                                  there shall be any permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Merger and such injunction or other order shall have become final and nonappealable; or

(iii)                               at the Company Stockholder Meeting (including after taking into account any adjournment or postponement thereof in accordance with this Agreement), the Company Stockholder Approval shall not have been obtained; or

(c)                                  by Parent, if:

(i)                                     an Adverse Recommendation Change shall have occurred; or

(ii)                                  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied and to be incapable of being satisfied by the End Date; or

(d)                                 by the Company, if:

(i)                                     at any time prior to (but not after) receipt of the Company Stockholder Approval (A) the Board of Directors of the Company authorizes the Company, in accordance with Section 6.04, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal that did not result from a material breach of Section 6.04, (B) concurrently with the termination of this Agreement the Company, in accordance with Section 6.04, enters into an Alternative Acquisition Agreement with respect to a Superior Proposal that did not result from a material breach of Section 6.04 and (C) prior to or concurrently with such termination, the Company pays to Parent the Termination Fee pursuant to Section 11.04; or

(ii)                                  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied and to be incapable of being satisfied by the End Date; or

(iii)                               all of the conditions set forth in Article 9 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing), the Company has given written notice to Parent and Merger Subsidiary that it is prepared to consummate the Closing, and Parent and Merger Subsidiary fail to consummate the transactions contemplated by this Agreement on the date that the Closing should have occurred pursuant to Section 2.01.

The Party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other Party.

Section 10.02.  Effect of Termination.  Except as provided in Section 11.04, if this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any Party (or any stockholder, director, officer, employee, agent, consultant or representative of such Party) to the other Parties; provided that if such termination shall result from the intentional failure of any Party to (a) fulfill a condition to the performance of the obligations of the other Parties or (b) perform a covenant hereof (including the failure to consummate the Merger or any other transaction contemplated by this Agreement when required to do so, which shall be deemed intentional for purposes of this Section 10.02), such Party shall be fully liable for any and all liabilities and damages (which the Parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs) incurred or suffered as a result of such failure.  The provisions of this Section 10.02 and Sections 8.03(e), 11.04, 11.06, 11.07, 11.08, 11.09, 11.10 and 11.15 shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01.  Notices.  All notices, requests and other communications to any Party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Parent or Merger Subsidiary, to:

AMC Entertainment Holdings, Inc.

One AMC Way

11500 Ash Street, Leawood, KS 66211

Attention: Kevin Connor, General Counsel

Facsimile: 913-213-2058
Email: kconnor@amctheatres.com

with a copy to:

Husch Blackwell LLP
4801 Main, Ste. 1000

Kansas City, Missouri 64112
Attention: James M. Ash

Phone No.: 816.983.8137
Facsimile No.: 816.983.8080
E-mail: james.ash@huschblackwell.com

if to the Company, to:

Carmike Cinemas, Inc.
1301 First Avenue

Columbus, GA  31901

Attention:  Daniel E. Ellis, Senior Vice President, General Counsel and Secretary

Phone No.: 706.576.3400

Facsimile No.: 706.324.0470

E-mail: dellis@carmike.com

with a copy to:

King & Spalding LLP
1180 Peachtree Street
Atlanta, Georgia 30309
Attention:  Alan J. Prince and C. William Baxley

Facsimile No.:  (404) 572-5100
E-mail:  aprince@kslaw.com and bbaxley@kslaw.com

or to such other address or facsimile number as such Party may hereafter specify for the purpose by notice to the other Parties.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02.  Survival of Representations and Warranties.  The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 11.03.  Amendments and Waivers.

(a)                                 Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained.

(b)                                 No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

(c)                                  In the event that any party seeks an amendment or waiver to this Section 11.03 or Section 11.06, Section 11.07, Section 11.08, Section 11.09, or Section 11.15, that is adverse to any Financing Source, the prior written consent of the adversely affected Financing Source shall be required before any such amendment or waiver may become effective.

Section 11.04.  Expenses.

(a)                                 Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

(b)

(i)                                     If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i), then the Company shall pay to Parent in immediately available funds Thirty Million Dollars ($30,000,000) (the “Termination Fee”) within three Business Days after such termination.

(ii)                                  If this Agreement is terminated by the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Parent in immediately available funds the Termination Fee concurrently with such termination.

(iii)                               If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) (other than in circumstances in which Parent is required to pay the Regulatory Termination Fee pursuant to Section 11.04(b)(iv) upon such termination) or Section 10.01(b)(iii) and at the time of termination all conditions to the consummation of the Merger set forth in Article 9, other than the condition set forth in Section 9.01(a), have been satisfied or waived, (B) an Acquisition Proposal shall have been made (or, in the case of termination by Parent or the Company pursuant to Section 10.01(b)(iii), publicly announced) after the date of this Agreement and not withdrawn prior to the Company Stockholder Meeting and (C) within eighteen (18) months following the date of such termination, the Company or any Subsidiary enters into a definitive agreement with respect to an Acquisition Proposal (which is thereafter consummated) or an Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds the Termination Fee upon the consummation of such Acquisition Proposal.

(iv)                              If this Agreement is terminated (i) by the Company or Parent pursuant to Section 10.01(b)(ii), (ii) by the Company pursuant to Section 10.01(d)(ii) due to a material breach by Parent of Section 8.01, which breach results in the conditions set forth in either Section 9.01(b) or Section 9.01(c) being incapable of being satisfied or (iii) by the Company or Parent pursuant to Section 10.01(b)(i) (in the case of termination by Parent, only under circumstances in which the Company has a concurrent right to terminate pursuant to Section 10.01(b)(i)) and as of the End Date, (A) one or more of the conditions set forth in Section 9.01(b) or Section 9.01(c) has not been satisfied, including as a result of Parent not agreeing to take or not taking any Antitrust Actions that have a Regulatory Material Adverse Effect and (B) all of the other conditions set forth in Article 9 have been satisfied (other than any such conditions which by their nature cannot be satisfied until the Closing Date but subject to such conditions being capable of being satisfied if the Closing Date were the date of termination), then Parent will, within three Business Days following any such termination, pay to the Company or its designee in cash by wire transfer in immediately available funds to an account designated by the

Company a termination fee in an amount equal to Fifty Million Dollars ($50,000,000) (the “Regulatory Termination Fee”).

(c)                                  In no event shall more than one Termination Fee or Regulatory Termination Fee be payable.

(d)                                 Each Party acknowledges that the agreements contained in this Section 11.04 are an integral part of this Agreement, and that, without these agreements, Parent, Merger Subsidiary and the Company would not enter into this Agreement; accordingly, if the Company or Parent fails to promptly pay any applicable amount when due pursuant to this Section 11.04, and, in order to obtain such payment, Parent, Merger Subsidiary or the Company, as applicable, commences a suit that results in a judgment against the Company or Parent, as applicable, for the fee set forth in this Section 11.04 or any portion of such fee, then (i) in the case of the Termination Fee, the Company shall pay to Parent and (ii) in the case of the Regulatory Termination Fee, Parent shall pay to the Company, its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate published in The Wall Street Journal on the date such payment was required to be made through the date of payment.  Except as set forth in the preceding sentence or in the case of fraud, Parent and Merger Subsidiary agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by the Company pursuant to this Section and such Termination Fee is paid in full, Parent and Merger Subsidiary shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Merger Subsidiary shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, stockholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.  Except as set forth in the first sentence or in the case of fraud, the Company agrees that, upon any termination of this Agreement under circumstances where the Regulatory Termination Fee is payable by Parent pursuant to this Section and such Regulatory Termination Fee is paid in full, the Company shall be precluded from any other remedy against Parent or Merger Subsidiary, at law or in equity or otherwise, and the Company shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Parent, Merger Subsidiary or any of their Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, stockholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.

Section 11.05.  Disclosure Letter and SEC Document References.  The Parties agree that any reference in a particular Section of either the Company Disclosure Letter or the Parent Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant Party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of such Party that are contained in this Agreement to the extent that such disclosure is set forth with such specificity that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Sections.  The mere inclusion of an item in either the Company Disclosure Letter or the Parent Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable.

Section 11.06.  Binding Effect; Benefit; Assignment.

(a)                                 The provisions of this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns, other than: (i) with respect to the provisions of Section 7.04 which shall inure to the benefit of the persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (ii) at and after the Effective Time, the rights of the former holders of shares of Company Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, (iii) at and after the Effective Time, the rights of the holders of Company Stock Options, Company Restricted Shares, Company Performance Shares and Company Restricted Stock Units to receive the payments contemplated by the applicable provisions of Section 2.05, in each case, at the Effective Time in accordance with the terms and conditions of this Agreement; provided, however, that (A) Parent may, without the consent of the Company, assign or otherwise transfer its rights, interests and obligations hereunder to any of its Financing Sources for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Financing and any refinancings, extensions, refundings or renewals thereof; provided that such assignment or transfer shall not in any way affect Parent’s obligations and liabilities under this Agreement and (B) each Financing Source is an express third party beneficiary of Section 11.03, Section 11.06, Section 11.07, Section 11.08, Section 11.09 or Section 11.15.  The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties.

(b)                                 No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Parties.

Section 11.07.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state; provided that all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources in any way relating to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the law of the State of New York (without regard to the conflicts of law provisions thereof); provided, however, that (a) the interpretation of the definition of Company Material Adverse Effect and whether there shall have occurred a Company Material Adverse Effect, (b) whether the Merger has been consummated as contemplated by this Agreement, and (c) the determination of whether the representations made by the Company are accurate and whether as a result of any inaccuracy of any such representations Parent has the right to terminate its obligations, or has the right not to consummate the Merger, under this Agreement, shall be governed by, and construed in accordance with, the domestic laws of the State of Delaware without regard to the principles of conflicts of law.

Section 11.08.  Jurisdiction.

(a)                                 The Parties agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement (including any matter involving any Financing Source) or the transactions contemplated hereby (whether brought by any Party or any of its Affiliates or against any Party or any of its Affiliates) shall be brought exclusively in the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, exclusively in any federal court located in the State of Delaware or other Delaware state court, and each of the Parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum; provided that, notwithstanding the foregoing, the Parties agree that in connection with any suit, action or other Proceeding to which the Financing Sources are a party shall be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York located in the Borough of Manhattan or, if such court shall not have jurisdiction, in the state courts of the State of New York located in New York County, and each of the Parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such Proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 11.01 shall be deemed effective service of process on such Party.

(b)                                 EACH OF PARENT, MERGER SUBSIDIARY AND THE COMPANY HEREBY IRREVOCABLY DESIGNATES THE CORPORATION TRUST COMPANY (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DELAWARE 19801 AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO EACH OTHER SUCH PARTY IN THE MANNER PROVIDED IN SECTION 11.01 OF THIS AGREEMENT.  EACH PARTY SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT SUCH PARTY WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN WILMINGTON, DELAWARE.  NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW.

Section 11.09.  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE DEBT COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING WITH RESPECT TO ANY PROCEEDING THAT INVOLVES ANY FINANCING SOURCES).

Section 11.10.  WAIVERS IRREVOCABLE.  EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE WAIVERS IN SECTION 11.08(a) AND SECTION 11.09 ARE INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

Section 11.11.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties.  Until and unless each Party has received a counterpart hereof signed by all of the other Parties, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  The exchange of a fully executed Agreement by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 11.12.  Entire Agreement.  This Agreement and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter of this Agreement.

Section 11.13.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.14.  Specific Performance.  Notwithstanding anything in this Agreement to the contrary, the Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof (and, more specifically, that irreparable damage would occur if the Merger were not consummated and the Company’s stockholders and holders of Company Stock Options, Company Restricted Shares, Company Performance Shares and Company Restricted Stock Units did not receive the aggregate Merger Consideration in accordance with the terms but subject to the conditions of this Agreement) and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Merger and Parent’s obligation to pay, and the Company’s stockholders’ and holders of Company Stock Options’, Company Restricted Shares’, Company Performance Shares’ and Company Restricted Stock Units’ right to receive, the aggregate Merger Consideration pursuant to the Merger, subject in each case to the terms and conditions of this Agreement) in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity, and the Parties further waive any requirement for the securing or posting of any bond or proof of actual damages in connection with any such remedy.  If, prior to the End Date, any Party brings an action to enforce specifically the performance of the terms and provisions of this Agreement by another Party, the End Date shall automatically be extended by (a) the amount of time during which such action is pending, plus twenty Business Days, or (b) such other time period established by the court presiding over such action.

Section 11.15.  Non-Recourse.  Notwithstanding anything to the contrary herein, the Company agrees on behalf of itself and its Affiliates that none of the Financing Sources shall have any liability or obligation to the Company or any of its Affiliates relating to this Agreement or the Debt Commitment Letter or any of the transactions contemplated herein or therein (including the Financing).  This Section 11.15 is intended to benefit and may be enforced by the Financing Sources and shall be binding on all successors and assigns of the Company.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

CARMIKE CINEMAS, INC.

By:	/s/ S. David Passman III
Name:	S. David Passman III
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement

AMC ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Adam M. Aron
Name: Adam M. Aron
Title: Chief Executive Officer and President

CONGRESS MERGER SUBSIDIARY, INC.

By:	/s/ Adam M. Aron
Name: Adam M. Aron
Title: Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Surviving Corporation Certificate of Incorporation

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CARMIKE CINEMAS, INC.

[•] [•], 2016

Carmike Cinemas, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

1.                                      The name under which the Corporation was originally incorporated was “Martin Cinemas, Inc.” and its original Certificate of Incorporation was filed with the Secretary of State of Delaware on April 2, 1982. The Certificate of Incorporation was last restated on January 31, 2002.

2.                                      This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and restates, integrates, and further amends the provisions of the Corporation’s Certificate of Incorporation.

3.                                      The text of the Certificate of Incorporation is amended and restated to read in its entirety as follows:

ARTICLE I

The name of Corporation is Carmike Cinemas, Inc.

ARTICLE II

The address of its registered office in the State of Delaware is 3411 Silverside Rd. #104 Rodney Building, in the city of Wilmington, county of New Castle. The name of its registered agent at such address is Corporate Creations Network, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the Stale of Delaware.

ARTICLE IV

The total number of shares that the Corporation shall have the authority to issue is 10,000 shares of common stock, $0.01 par value per share.

ARTICLE V

The Board of Directors is authorized to adopt, amend, or repeal the Bylaws of the Corporation, but the stockholders may adopt additional Bylaws and may amend or repeal any Bylaws whether adopted by them or otherwise.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

The number of directors of the Corporation shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.

ARTICLE VIII

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE IX

The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said Section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE X

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed by the undersigned, a duly authorized officer of the Corporation, as of the date first set forth above.

By:
Name: [•]
Title: [•]

Exhibit B

Surviving Corporation Bylaws

EXHIBIT B

AMENDED AND RESTATED

BY-LAWS

OF

CARMIKE CINEMAS, INC.

ARTICLE 1

OFFICES

The registered office of Carmike Cinemas, Inc. (the “Corporation”) shall be in the City of Wilmington, County of New Castle, State of Delaware. The Corporation may also have offices at such other places both within and without the State of Delaware.

ARTICLE 2

STOCKHOLDERS

Section 2.1                                    Time and Place of Meetings. All meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and places, either within or without the State of Delaware, as shall be designated by the board of directors of the Corporation (the “Board of Directors”). In the absence of any such designation by the Board of Directors, each such meeting shall be held at the principal office of the Corporation.

Section 2.2                                    Annual Meetings. An annual meeting of stockholders shall be held for the purpose of electing members of the Board of Directors of the Corporation (the “Directors”) and transacting such other business as may properly be brought before the meeting. The date of the annual meeting shall be determined by the Board of Directors.

Section 2.3                                    Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by law, may be called by the President and shall be called by the Secretary at the direction of a majority of the Board of Directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the Corporation issued and outstanding and entitled to vote.

Section 2.4                                    Notice of Meetings. Written notice of each meeting of the stockholders stating the place, date and time of the meeting shall be given not less than ten nor more than sixty days before the date of the meeting, to each stockholder entitled to vote at such meeting The notice of any special meeting of stockholders shall state the purpose or purposes for which the meeting is called.

Section 2.5                                    Quorum. The holders of a majority of the stock issued and outstanding and entitled to vote at a meeting, present in person or represented by proxy, shall constitute a quorum at any meetings of the stockholders for the transaction of business, except as otherwise provided by law. If a quorum is not present or represented, the holders of the stock present in person or represented by proxy at the meeting and entitled to vote thereat shall have power, by the affirmative vote of the holders of a majority of such stock, to adjourn the meeting to another time or place, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting, at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.6                                    Voting. At all meetings of the stockholders, each stockholder shall be entitled to vote, in person or by proxy, the shares of voting stock owned by such stockholder of record on the record date for the meeting. When a quorum is present or represented at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by express provision of law or of the certificate of incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 2.7                                    Informal Action By Stockholders. Any action required to be taken at a meeting of the stockholders, or any other action which may be taken at a meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE 3

DIRECTORS

Section 3.1                                    General Powers. The business and affairs of the Corporation shall be managed and controlled by or under the direction of a Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

Section 3.2                                    Number, Qualification and Tenure. The Board of Directors shall consist of not less than one (1) and not more than nine (9) members. Within the limits above specified, the number of Directors shall be determined from time to time by resolution of the Board of Directors. The Directors shall be elected at the annual meeting of the stockholders, except as provided in Section 3.3 of these By-Laws, and each Director elected shall hold office until his successor is elected and qualified or until his earlier death, resignation or removal. Directors need not be stockholders.

Section 3.3                                    Vacancies. Vacancies and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the Directors then in office though less than a quorum, and each Director so chosen shall hold office until his successor is elected and qualified or until his earlier death, resignation or removal. If there are no Directors in office, then an election of Directors may be held in the manner provided by law.

Section 3.4                                    Place of Meetings. The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware.

Section 3.5                                    Regular Meetings. The Board of Directors shall hold a regular meeting, to be known as the annual meeting, immediately following each annual meeting of the stockholders. Other regular meetings of the Board of Directors shall be held at such time and at such place as shall from time to time be determined by the Board of Directors. No notice of regular meetings need be given.

Section 3.6                                    Special Meetings. Special meetings of the Board of Directors may be called by the President. Special meetings shall be called by the Secretary on the written request of any Director.

Section 3.7                                    Quorum. At all meetings of the Board of Directors a majority of the total number of Directors shall constitute a quorum for the transaction of business and the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law. If a quorum shall not be present at any meeting of the Board of Directors, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.8                                    Organization. The Chairman of the Board, if elected, shall act as chairman at all meetings of the Board of Directors. If a Chairman of the Board is not elected or, if elected, is not present, the President (if a member of the Board of Directors) or, in the absence of the President or, if the President is not a member of the Board of Directors, a Vice-Chairman (who is also a member of the Board of Directors and, if more than one, in the order designated by the Board of Directors or, in the absence of such designation, in the order of their election), if any, or if no such Vice-Chairman is present, a Director chosen by a majority of the Directors present, shall act as chairman at meetings of the Board of Directors.

Section 3.9                                    Executive Committee. (a) The Board of Directors, by resolution adopted by a majority of the whole Board of Directors, may designate one or more Directors to constitute an Executive Committee, to serve as such, unless the resolution designating the Executive Committee is sooner amended or rescinded by the Board of Directors, until the next annual meeting of the Board of Directors or until their respective successors are designated. The Board of Directors, by resolution adopted by a majority of the whole Board of Directors, may also designate additional Directors as alternate members of the Executive Committee to serve as members of the Executive Committee in the place and stead of any regular member or members thereof who may be unable to attend a meeting or otherwise unavailable to act as a member of the Executive Committee. In the absence or disqualification of a member and all alternate members who may serve in the place and stead of such member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another Director to act at the meeting in the place of any such absent or disqualified member.

(b)                                 Except as expressly limited by the General Corporation Law of the State of Delaware or the Certificate of Incorporation, the Executive Committee shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation between the meetings of the Board of Directors. The Executive Committee shall keep a record of its acts and proceedings, which shall form a part of the records of the Corporation in the custody of the Secretary, and all actions of the Executive Committee shall be reported to the Board of Directors at the next meeting of the Board of Directors.

(c)                                  Meetings of the Executive Committee may be called at any time by the Chairman of the Board, the President or any two of its members. No notice of meetings need be given. A majority of the members of the Executive Committee shall constitute a quorum for the transaction of business and, except as expressly limited by this section, the act of a majority of the members present at any meeting at which there is a quorum shall be the act of the Executive Committee. Except as expressly provided in this Section 3.9(c), the Executive Committee shall fix its own rules of procedure.

Section 3.10                             Other Committees. The Board of Directors, by resolution adopted by a majority of the whole Board of Directors, may designate one or more other committees, each such committee to consist of one or more Directors. Except as expressly limited by the General Corporation Law of the State of Delaware or the Certificate of Incorporation, any such committee shall have and may exercise such powers as the Board of Directors may determine and specify in the resolution designating such committee. The Board of Directors, by resolution adopted by a majority of the whole Board of Directors, also may designate one or more additional Directors as alternate members of any such committee to replace any absent or disqualified member at any meeting of the committee, and at any time may change the membership of any committee or amend or rescind the resolution designating the committee. In the absence or disqualification of a member or alternate member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another Director to act at the meeting in the place of any such absent or disqualified member, provided that the Director so appointed meets any qualifications stated in the resolution designating the committee. Each committee shall keep a record of proceedings and report the same to the Board of Directors to such extent and in such form as the Board of Directors may require. Unless otherwise provided in the resolution designating a committee, a majority of all of the members of any such committee may select its Chairman, fix its rules of procedure, fix the time and place of its meetings and specify what notice of meetings, if any, shall be given.

Section 3.11                             Action without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 3.12                             Attendance by Telephone. Members of the Board of Directors, or of any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.13                             Compensation. The Board of Directors shall have the authority to fix the compensation of Directors, which may include their expenses, if any, for attendance at each meeting of the Board of Directors. No member of a committee of the Board of Directors shall receive any separate compensation for serving on, or attendance at, such committee or meetings thereof.

ARTICLE 4

OFFICERS

Section 4.1                                    Enumeration. The officers of the Corporation shall be chosen by the Board of Directors and shall include a President, a Treasurer and a Secretary. The Board of Directors may also elect one or more Vice Presidents, one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents as it shall deem appropriate. Any number of offices may be held by the same person.

Section 4.2                                    Term of Office. The officers of the Corporation shall be elected at the annual meeting of the Board of Directors and shall hold office until their successors are elected and qualified. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the Corporation required by this Article 4 shall be filled by the Board of Directors, and any vacancy in any other office may be filled by the Board of Directors.

Section 4.3                                    President. The President shall be the Chief Executive Officer and Chief Operating Officer of the Corporation and shall have such functions, authority and duties as may be prescribed by the Board of Directors.

Section 4.4                                    Vice President. The Vice President shall act under the direction of the President and in the absence or disability of the President shall perform the duties and exercise the powers of the President. The Vice President shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Vice Presidents or may otherwise specify the order of seniority of the Vice Presidents, and, in that event, the duties and power of the President shall descend to the Vice Presidents in the specified order of seniority.

Section 4.5                                    Secretary. The Secretary shall keep a record of all proceedings of the stockholders of the Corporation and of the Board of Directors, and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice, if any, of all meetings of the stockholders and shall perform such other duties as may be prescribed by the Board of Directors or the President. In the event that the Board of Directors adopts a corporate seal, the Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or in the absence of the Secretary any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed it may be attested by the signature of the Secretary or an Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest such affixing of the seal.

Section 4.6                                    Assistant Secretary. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), shall, in the absence of the Secretary or in the event of the Secretary’s inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties as may from time to time be prescribed by the Board of Directors, the President or the Secretary.

Section 4.7                                    Treasurer. The Treasurer shall have the custody of the corporate funds and securities of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings or when the Board of Directors so requires, an account of all transactions as Treasurer and of the financial condition of the Corporation. The Treasurer shall perform such other duties as may from time to time be prescribed by the Board of Directors, the President or the Vice President.

Section 4.8                                    Assistant Treasurer. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), shall, in the absence of the Treasurer or in the event of the Treasurer’s inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as may from time to time be prescribed by the Board of Directors, the President or the Treasurer.

Section 4.9                                    Other Officers. Any officer who is elected or appointed from time to time by the Board of Directors and whose duties are not specified in these By-Laws shall perform such duties and have such powers as may be prescribed from time to time by the Board of Directors or the President.

ARTICLE 5

CERTIFICATES OF STOCK

Section 5.1                                    Form. The shares of the Corporation shall be represented by certificates; provided, however, that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be uncertificated shares. Certificates of stock in the Corporation, if any, shall be signed by or in the name of the Corporation by the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation. Where a certificate is countersigned by a transfer agent, other than the Corporation or an employee of the Corporation, or by a registrar, the signatures of the President or a Vice President and the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, the certificate may be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were such officer, transfer agent or registrar at the date of its issue.

Section 5.2                                    Transfer. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate of stock or uncertificated shares in place of any certificate therefor issued by the Corporation to the person entitled thereto, cancel the old certificate and record the transaction on its books.

Section 5.3                                    Replacement. In case of the loss, destruction or theft of a certificate for any stock of the Corporation, a new certificate of stock or uncertificated shares in place of any certificate therefor issued by the Corporation may be issued upon satisfactory proof of such loss, destruction or theft and upon such terms as the Board of Directors may prescribe. The Board of Directors may in its discretion require the owner of the lost, destroyed or stolen certificate, or his legal representative, to give the Corporation a bond, in such sum and in such form and with such surety or sureties as it may direct, to indemnify the Corporation against any claim that may be made against it with respect to a certificate alleged to have been lost, destroyed or stolen.

ARTICLE 6

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 6.1                                    The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo  contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

Section 6.2                                    The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise  against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 6.3                                    Any indemnification under this Article 6 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 6.1 or Section 6.2 of this Article 6, as the case may be. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

Section 6.4                                    For purposes of any determination under this Article 6, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term “another enterprise” as used in this Section 6.4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 6.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 6.1 or 6.2 of this Article 6, as the case may be.

Section 6.5                                    Notwithstanding any contrary determination in the specific case under Section 6.3 of this Article 6, and notwithstanding the absence of any determination thereunder, any director, officer, employee or agent may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 6.1 and 6.2 of this Article 6. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standards of conduct set forth in Section 6.1 or 6.2 of this Article 6, as the case may be. Neither a contrary determination in the specific case under Section 6.3 of this Article 6 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director, officer, employee or agent seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 6.5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director, officer, employee or agent seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

Section 6.6                                    Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, including in advance of the conduct determination described in Section 6.3 hereof, upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article 6.

Section 6.7                                    The indemnification and advancement of expenses provided by or granted pursuant to this Article 6 shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 6.1 and 6.2 of this Article 6 shall be made to the fullest extent permitted by law. The provisions of this Article 6 shall not be deemed to preclude the indemnification of any person who is not specified in Section 6.1 or 6.2 of this Article 6 but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

Section 6.8                                    The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director, officer, employee or agent of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article 6.

Section 6.9                                    For purposes of this Article 6, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director or officer of such constituent corporation, or is or was a director, officer, employee or agent of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article 6 with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article 6, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article 6.

Section 6.10                             The indemnification and advancement of expenses provided by, or granted pursuant to, this Article 6 shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 6.11                             Notwithstanding anything contained in this Article 6 to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 6.5 hereof), the Corporation shall not be obligated to indemnify any director, officer, employee or agent in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

Section 6.12                             The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article 6 to directors and officers of the Corporation.

Section 6.13                             No amendment to or repeal of this Article 6 shall apply to or have any effect on the rights of any person for or with respect to acts or omissions of such person occurring prior to such amendment or repeal.

ARTICLE 7

GENERAL PROVISIONS

Section 7.1                                    Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 7.2                                    Corporate Seal. In the event that the Board of Directors elects to adopt a corporate seal, the corporate seal shall be in such form as may be approved from time to time by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.3                                    Waiver of Notice. Whenever any notice is required to be given under law or the provisions of the Certificate of Incorporation or these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to notice.

ARTICLE 8

AMENDMENTS

These By-Laws may be altered, amended or repealed or new By-Laws may be adopted by the Board of Directors. The fact that the power to alter, amend, repeal or adopt the By-Laws has been conferred upon the Board of Directors shall not divest the stockholders of the same powers.